Filed Pursuant to Rule 424(b)(4)
File No. 333-111194

6,250,000 Shares

Common Stock

________________________________________________________________________________

This is the initial public offering of Intersections Inc. We are offering 3,000,000 shares of our common stock. A selling stockholder, which is a subsidiary of Equifax Inc., is offering an additional 3,250,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. Our common stock will be traded on the Nasdaq National Market under the symbol “INTX.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$17.00	$106,250,000
Underwriting discounts and commissions	$1.19	$7,437,500
Proceeds, before expenses, to Intersections Inc.	$15.81	$47,430,000
Proceeds, before expenses, to the selling stockholder	$15.81	$51,382,500

The selling stockholder and certain other stockholders have granted the underwriters the right to purchase from them up to 937,500 additional shares of common stock at the same price to cover over-allotments.

Deutsche Bank Securities	Lazard
Stephens Inc.
SunTrust Robinson Humphrey

The date of this prospectus is April 29, 2004

      Until May 24, 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock.

Business Overview

      Intersections provides identity theft protection and credit management services on a subscription basis to its subscribers. Our services are principally marketed to customers of our clients and branded and tailored to meet our clients’ specifications. Our clients are principally credit and charge card issuing financial institutions. Our subscribers purchase our services either directly from us or through arrangements with our clients.

      Our services include daily, monthly or quarterly monitoring of our subscribers’ credit files at one or all three of the major credit reporting agencies, Equifax, Experian and TransUnion. We deliver our services online or by mail to our subscribers in a user-friendly format. We also offer credit score analysis tools, credit education, a consumer fraud resource center and identity theft cost coverage.

      Our services enable our subscribers to:

•	Guard against identity theft and its detrimental effects by periodically monitoring their credit files at one or all three major credit reporting agencies for changes that may indicate identity theft. Based on such information, subscribers may take actions to prevent or mitigate identity theft and speak to our identity theft customer service specialists. Through a master policy issued by a third-party insurer, some of our subscribers receive coverage for the out-of-pocket costs of correcting a stolen identity.

•	Review their credit profiles in an easy to understand format, analyze their credit records and credit scores and keep informed of changes to their credit records on a daily, monthly or quarterly basis. Using our services, subscribers may verify the accuracy of and monitor changes to their credit records at the credit reporting agencies. Our services also help subscribers learn how their credit scores change with varying events and how to correct errors on their credit reports.

      We provide our services to subscribers principally under the private label brands of our clients, including fifteen large financial institutions. Among those clients are financial institutions that constituted approximately 72% of the credit card market in the United States as of December 31, 2002, based on information from Card Source One. At December 31, 2003, we had 25 clients, and an additional 39 financial and other companies were offering our services through arrangements with our clients.

      We customize our services, branding and pricing to our clients’ specifications. We believe that our services enable our clients to increase customer loyalty, generate a recurring stream of commission and fee income and enhance other client offerings.

      Our subscriber base grew from approximately 57,000 at the end of 1997 to approximately 2.3 million subscribers as of December 31, 2003. Our revenue grew from $1.0 million in 1997 to $147.3 million in 2003. We became profitable in the second quarter of 2002 and have been profitable in every subsequent quarter. We generated pre-tax income for 2003 of $14.6 million.

      We believe that one of the keys to growth in our company and industry is the increased awareness by consumers of the importance of monitoring and understanding their credit records to prevent and mitigate the effects of identity theft. “Identity theft,” as defined in the Identity Theft Survey Report (September 2003) sponsored by the Federal Trade Commission, means misuse of a person’s name or personal information, which includes opening new fraudulent credit card accounts or loans. This kind of identity theft often results in monetary loss borne by the victim, damage to the victim’s credit record and other detrimental effects. Our services are designed to prevent or mitigate this type of identity theft. Identity theft also means the misuse of existing accounts, such as fraudulent charges on a consumer’s credit card. The monetary losses associated with this type of fraud are typically borne by financial institutions. The Federal Trade Commission’s Identity Theft Survey Report, based on a survey conducted in the Spring of 2002, found that identity theft struck almost 10 million individuals in the United States in the 12 months prior to the survey. More than three million of those individuals were victimized by the opening of new accounts and, as a result, suffered an average loss of $1,180 and spent an average of 60 hours to address the problem. According to the Identity Theft Survey Report, almost 40% of new account identity theft victims discovered the problem by monitoring their accounts. Our services include daily monitoring and notification of credit file changes that may indicate identity theft, including the opening of new accounts, changes of address and account inquiries.

      We believe that another source of growth is the increased awareness by consumers of the importance of their credit files and credit scores. According to data released by the Federal Reserve Bank, consumer debt in the United States grew from $3.6 trillion in 1990 to $8.7 trillion in the first quarter of 2003. This growth together with changes in the federal Fair Credit Reporting Act and state laws and increasing coverage by the media have made consumers aware of how their credit files and credit scores impact the availability of credit.

      We believe these concerns are creating a growing market for our services. According to an Online Banking Report (June 28, 2002), the market for consumer-direct credit reporting is estimated to range from $350 million to $2 billion by 2007, with a mid-range projection of $1 billion.

Our Services

      We provide a flexible and diversified suite of identity theft protection and credit management services that are branded and tailored to meet the specifications of our clients. These services are marketed and delivered to customers of our clients on a subscription basis.

Our services may be provided in different configurations containing one or more of the following features:

Service Features	Description

Credit profile	An easy-to-read initial presentation of the subscriber’s credit files at one or all three of the major credit reporting agencies.
Daily credit monitoring and notification	Daily monitoring and notification of significant potential identity theft indicators in the subscriber’s credit files at one or all three major credit reporting agencies.
Periodic updates	Complete update of changes to the subscriber’s credit files at one or all three major credit reporting agencies.
Credit score and analysis tools	A periodic credit score comparable to scores used by many consumer lenders based on the data from one or all three major credit reporting agencies, tracking of that score against previously reported scores, and an online credit score simulation tool that allows the subscriber to test different credit management scenarios.
Credit education	Printed or online information, together with live access to our trained credit education specialists, to assist subscribers in understanding their credit profiles, credit scores and changes to their reported credit information.
Fraud resource center	Access to our specialists for assistance in the event of identity theft or fraud. In addition, the fraud resource center is available to any financial institution on a fee basis for use by its customers, whether or not the customers are subscribers.
Identity theft cost coverage	Coverage through our insurer for certain costs incurred by the subscriber to correct an identity theft incident.
Fraud alert reporting service	In the event of a lost or stolen card incident, we provide the subscriber with automatic enrollment in our credit monitoring service, notification of the subscriber’s designated card issuers and assistance in obtaining an optional cash advance from the subscriber’s card issuer.

Growth Strategy

      Our growth has been the result of our success in expanding our subscriber base and in attracting and retaining clients who market our services to their customers. We have supported our growth by enhancing our services and maintaining profitable prices. We expect to generate continued growth from:

•	Increasing subscribers from our existing clients’ customer bases: Based on the marketing plans we have developed with our clients, we believe that our clients’ customers represent significant opportunities for further subscriber growth and the replacement of subscribers lost in the ordinary course of business.

•	Diversifying and expanding our client base: We added several new large financial institutions as clients in 2003, and plan to continue to increase the number of financial institutions utilizing our services. We have diversified from our historical credit and charge card issuer client base into other financial services markets, such as the mortgage, consumer banking and insurance industries. In addition, we intend to add such channels as direct-to-consumer financial service sales organizations and selected membership groups and associations.

•	Expanding into the Canadian and U.S. Hispanic markets: Our Canadian initiative, launched in April 2003, is our first non-U.S. marketing initiative. Through our U.S. Hispanic initiative, we will market our identity theft protection and credit management services within the U.S. Hispanic community, which currently comprises approximately 38.8 million people.

•	Developing new service offerings: We continue to develop and enhance our identity theft protection and credit management services. For example, in December 2003 we introduced what we believe is the first service to provide ongoing daily monitoring of credit files at all three major credit reporting agencies. We also are developing new fraud detection and prevention services using non-credit reporting agency data and advanced proprietary technology. We plan to begin marketing these services to financial institutions in 2004.

•	Distributing certain of our services as enhancements to our clients’ product and service offerings: Our clients offer certain of our services as enhancements to their own products and services.

•	Building our small business services: Based on the U.S. Department of Commerce, Bureau of Census and data from the Small Business Administration, there were 22 million small businesses (businesses with fewer than 100 employees) in the United States as of the end of 2002. We plan to address this market with an expanded version of our small business service. This service will include credit profiles of and credit information monitoring for business owners and their businesses. In addition, we will provide these small businesses with access to credit analysis and ongoing monitoring of business credit information about their customers and suppliers. This service will be marketed to our clients’ small business customers on a client-branded basis.

•	Evaluating selected strategic opportunities: We will evaluate and may engage in strategic acquisitions and partnership opportunities that capitalize on our knowledge and capabilities in identity theft protection, credit management and branded delivery of services for financial institutions and other clients.

Our Relationship with Equifax

      In November 2001, we issued a $20.0 million senior secured convertible note to CD Holdings, Inc., a subsidiary of Equifax, Inc. Upon the closing of this offering, the senior secured convertible note will be converted automatically into 3,755,792 shares of our common stock, or approximately 26.9% of our outstanding common stock before this offering, and any covenants or other restrictions on us under the note documents will terminate. After this offering, CD Holdings will beneficially own 3.0% of our outstanding common stock, but will not beneficially own any shares of our common stock if the underwriters exercise their over-allotment option in full.

      We purchase credit data under an agreement with a subsidiary of Equifax, Equifax Information Services, LLC. The agreement continues until November 26, 2006 and automatically renews for two-year terms unless either party terminates upon twelve months’ notice.

      We have a separate master agreement with Equifax Consumer Services, Inc. Under the master agreement, we provide our identity theft protection and credit management services to customers of Capital One, which markets those services under an agreement between Capital One and Equifax. The service materials identify us to the subscribers as the provider of those services, using Equifax data. Pursuant to our master agreement with Equifax Consumer Services, Equifax Consumer Services may not modify its agreement with Capital One, waive any right applicable to us or take any discretionary action under that agreement, without our approval. Total revenue earned during 2003 under the master agreement was $44.6 million, or approximately 30% of our revenue, of which approximately $29.4 million, or approximately 66%, was earned for services provided to customers of Capital One.

      Also under the master agreement, we were providing to customers of Equifax a one-time, non-subscription report with data from Equifax, Experian and TransUnion for delivery online. Equifax Consumer Services terminated our provision of that service effective October 16, 2003, when it began to provide those services directly to consumers. The revenue for this report was one-time transactional revenue. As a result, in 2004 we will not have revenue from sales of that report, which was $15.2 million, or 10% of our revenue, in 2003. The contribution to our operating income from these sales was significantly lower as a percentage of revenue than that of our subscription business. We continue to provide Equifax customers with credit monitoring services delivered offline. The revenue for such services constituted less than 1% of our revenue in 2003, and is not expected to constitute a higher percentage of our revenue in 2004. We also are in discussions with Equifax about providing online credit monitoring services to Equifax customers in Canada. At the same time, we expect to continue to compete with Equifax and its subsidiaries in the marketing of identity theft protection and credit management services to consumers.

* * * * * *

      We were incorporated in Delaware in 1999. We conduct certain of our operations through our wholly-owned subsidiary, CreditComm Services LLC, a Delaware limited liability company, which was originally formed in May 1996. Our principal executive offices are located at 14901 Bogle Drive, Chantilly, Virginia 20151 and our telephone number is (703) 488-6100. Our website address is www.intersections.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included here only as an inactive technical reference.

The Offering

Common stock offered by Intersections	3,000,000 shares

Common stock offered by the selling stockholder	3,250,000 shares

Common stock to be outstanding after this offering	16,952,850 shares

Over-allotment option	937,500 shares

Use of proceeds	We intend to use the net proceeds of this offering to expand into new markets, to introduce new services and for working capital and general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	INTX

      The common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2003, and excludes:

•	2,999,556 shares issuable upon the exercise of outstanding options (of which 2,163,122 are exercisable), at a weighted average exercise price of $9.37 per share, which includes 244,171 shares issuable upon exercise of non-employee stock options;

•	212,956 shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $9.10 per share;

•	1,038,843 shares available for issuance upon the exercise of options, which will be granted upon the closing of the offering at the initial public offering price; and

•	the remaining 1,736,157 shares available for issuance upon the exercise of options, which may be granted in the future under our 2004 stock option plan.

      Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	giving effect to the conversion of all outstanding shares of our preferred stock and the senior secured convertible note held by a subsidiary of Equifax into an aggregate of 8,988,894 shares of common stock, which will occur immediately prior to the closing of this offering;

•	giving effect to the 554.9338-for-one stock split of our common stock, which will occur immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders in this offering.

Summary Consolidated Financial Data

(Dollars in thousands, except per share data)

      The following summary consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. The pro forma balance sheet data below gives effect to the conversion of all of our outstanding shares of preferred stock and our senior secured convertible note into an aggregate of 8,988,894 shares of common stock. The pro forma as adjusted balance sheet data below gives effect to the conversion of all outstanding shares of our preferred stock and our senior secured convertible note into an aggregate of 8,988,894 shares of common stock and reflects the receipt and application of the estimated net proceeds to us from the sale of common stock in this offering at the initial public offering price of $17.00 per share. We have supplied selected subscriber and other data below under the caption “Other Data.”

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Statement of Operations Data:
Revenue	$21,670	$40,974	$56,505	$98,005	$147,306
Operating expenses:
Marketing and commissions	20,099	32,915	36,658	53,281	75,531
Subscription servicing	14,584	17,020	18,445	23,568	35,668
General and administrative(2)	6,261	11,447	16,435	14,914	20,546

Total operating expenses	40,944	61,382	71,538	91,763	131,745

Operating income (loss)	(19,274)	(20,408)	(15,033)	6,242	15,561
Interest income (expense)	(64)	47	(1,204)	(1,068)	(1,008)
Other income (expense)	—	11	(17)	90	12
Gain from extinguishment of debt	—	—	205	—	—

Income (loss) before income taxes and minority interest	(19,338)	(20,350)	(16,049)	5,264	14,565
Income tax benefit (expense)	(814)	122	692	—	4,811	(3)
Minority interest in net loss of subsidiary	—	97	218	83	35

Net income (loss)	$(20,152)	$(20,131)	$(15,139)	$5,347	19,411

Net income (loss) per share:
Basic	$(4.19)	$(4.17)	$(3.08)	$1.09	$3.92
Diluted	(4.19)	(4.17)	(3.08)	0.43	1.36
Weighted average shares outstanding:
Basic	4,806,838	4,828,548	4,921,292	4,921,292	4,954,344
Diluted	4,806,838	4,828,548	4,921,292	14,665,848	14,964,857

	December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$14,411	$14,411	$60,191
Deferred subscription solicitation costs	9,768	9,768	9,768
Working capital	10,344	12,360	58,140
Total assets	49,900	49,900	95,680
Long-term obligations	972	972	972
Senior secured convertible note	20,000	—	—
Total stockholders’ equity	5,485	27,501	73,281

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Statement of Cash Flow Data:
Cash flow from:
Operating activities	$(17,147)	$(14,435)	$(7,518)	$(1,353)	$11,162
Investing activities	(790)	(1,076)	(355)	(1,097)	(5,265)
Financing activities	17,436	17,061	20,627	(2,400)	(944)

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Other Data:
Depreciation and amortization	$501	$1,492	$1,894	$1,912	$2,233

Subscribers at beginning of period	197,229	565,813	731,505	894,064	1,562,537
New subscribers	713,570	839,770	970,326	1,865,032	2,284,647
Cancelled subscribers within first 90 days of subscription	187,085	258,925	382,835	630,335	662,058
Cancelled subscribers after first 90 days of subscription	157,901	415,153	424,932	566,224	910,521

Subscribers at end of period	565,813	731,505	894,064	1,562,537	2,274,605

Total revenue	$21,670	$40,974	$56,505	$98,005	$147,306
Revenue from transactional sales	(521)	(141)	(96)	(6,897)	(18,450)
Revenue from lost/stolen credit card registry	(353)	(475)	(234)	(147)	(93)

Subscription revenue	$20,796	$40,358	$56,175	$90,961	$128,763

Marketing and commissions	$20,099	$32,915	$36,658	$53,281	$75,531
Commissions paid on transactional sales	—	—	—	(4,185)	(10,475)
Commissions paid on lost/stolen credit card registry	(23)	(46)	(25)	(14)	(12)

Marketing and commissions associated with subscription revenue	$20,076	$32,869	$36,633	$49,082	$65,044

(1)	In August 1999, we reorganized as a corporation under the name Intersections Inc. Prior to the reorganization, we operated under the name CreditComm Services LLC. The statement of operations data provided in the table through August 1999 is data reported for CreditComm Services LLC.

(2)	General and administrative costs in 2001 include a $2.8 million fee we incurred for restructuring a contract for credit data processing costs to reduce the term and the cost.

(3)	For periods prior to the third quarter of 2003, we did not record a tax benefit from net operating losses but instead recorded an off-setting valuation allowance. The valuation allowance was required because it was more likely than not that some or all of the net deferred tax assets would not be realized. Based on recent positive and anticipated projected income it was determined that the valuation allowance was no longer necessary and we recognized a $6.5 million tax benefit in the third quarter of 2003.

RISK FACTORS

      If you purchase shares of our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks as well as other risks and uncertainties discussed in this prospectus could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties that we are unaware of, or that are currently deemed immaterial, also may become important factors that affect us.

Risks Related to Our Business

We have only recently become profitable and cannot give assurances of our future profitability.

      We incurred significant operating losses from our inception in 1996 through 2001. As of December 31, 2003, we had an accumulated deficit of approximately $15.4 million. We historically incurred and will continue to incur significant marketing costs and commissions to grow our business, which affected our profitability in prior periods and will continue to affect our profitability in future periods. Although we have had revenue growth in recent periods, our growth rates may not be sustainable or indicative of future operating results. Although we became profitable in the second quarter of 2002, we cannot assure you that we will remain profitable.

We must replace the subscribers we lose in the ordinary course of business and if we fail to do so our revenue and subscriber base will decline.

      A substantial number of our subscribers cancel their subscriptions each year. Cancellations may occur due to numerous factors, including:

•	changing subscriber preferences;

•	competitive price pressures;

•	general economic conditions;

•	subscriber dissatisfaction; and

•	credit or charge card holder turnover.

      The number of cancellations within the first 90 days as a percentage of new subscribers was 39.5% in 2001, 33.8% in 2002 and 29.0% in 2003. We analyze subscriber cancellations during the first 90 days because we believe this time period affords the subscriber the opportunity to evaluate the service. The number of cancellations after the first 90 days, as a percentage of the number of subscribers at the beginning of the year plus the net of new subscribers and cancellations within the first 90 days, was 32.2% in 2001, 26.6% in 2002 and 28.6% in 2003. The increase in the percentage of cancellations after 90 days from 2002 to 2003 is related to the launch of a new indirect marketing arrangement in the third quarter of 2002. Under this arrangement, subscribers tended to remain in the service slightly longer than subscribers on an overall basis. As a result, the percentage of cancellations under this indirect marketing arrangement was lower than our overall cancellation percentage during the first 90 days but was slightly higher than our overall cancellation percentage after 90 days. Despite this increase, the total number of cancellations during the year as a percentage of the beginning of the year subscribers plus new subscribers was 47.5% in 2001, 43.4% in 2002, and 40.9% in 2003. Conversely, our retention rates, calculated by taking the sum of the beginning of the year subscribers plus new subscribers less cancellations during the year and dividing that amount by the beginning of the year subscribers plus new subscribers, increased from 52.5% in 2001 to 56.6% in 2002 and 59.1% in 2003.

      Failure to obtain new subscribers, producing revenue equivalent to the revenue from the canceling subscribers, would result in a reduction in our revenue and the number of our subscribers. Because of the large number of subscribers we need to replace each year, there can be no assurance that we can successfully replace them.

We historically have depended upon a few clients to derive a significant portion of our revenue, and the loss of any of these clients could have a material adverse effect on our growth strategy and prospects.

      Revenue from subscribers obtained through our largest clients in 2002 and 2003, as a percentage of our total revenue, was: Discover — 35% and 18%, American Express — 29% and 23%, Citibank — 14% and 15%, Capital One (through our relationship with Equifax) — 3% and 20%, and Equifax — 7% and 10%, respectively. Substantially all of the revenue from Equifax (not including the revenue from Capital One) was comprised of revenue from a one-time, non-subscription report we provided to customers of Equifax, for which Equifax terminated our services effective October 16, 2003. There can be no assurance that one or more of these key clients or other clients will not terminate their relationship with us. The termination or non-renewal of a key client relationship could have a material adverse effect on our future revenue from existing services of which such client’s customers are subscribers and on our ability to further market new or existing services through such client.

If one or more of our agreements with clients were to be terminated or expire, or one or more of our clients were to reduce the marketing of our services, we would lose access to prospective subscribers and could lose sources of revenue.

      Many of our key client relationships are governed by agreements that may be terminated without cause by our clients upon notice of as few as 60 days without penalty. Under many of these agreements, our clients may cease or reduce their marketing of our services. If one or more of our agreements with clients were to be terminated or expire, or one or more of our clients were to reduce the marketing of our services, we would lose access to prospective subscribers.

      Our typical contracts provide that after termination of the contract we may continue to provide our services to existing subscribers under the same economic arrangements that existed before termination. Under certain of our agreements, however, the clients may require us to cease providing services under existing subscriptions after time periods ranging from 90 days to three years after termination of the contract. Clients under certain contracts also may require us to cease providing services to their customers under existing subscriptions if the contract is terminated for material breach by us. If one or more of these clients were to terminate our agreements with them, and require us to cease providing our services to subscribers, then we would lose significant sources of revenue.

We are substantially dependent upon our consumer identity theft protection and credit management services for a significant portion of our revenue, and market demand for these services could decrease.

      Substantially all of our revenue historically has been derived from consumer identity theft protection and credit management services. We expect to remain dependent on revenue from these services for the foreseeable future. Any significant downturn in the demand for these services would materially decrease our revenue.

If we lose our ability to purchase data from any of the three major credit reporting agencies, each of which is a competitor of ours, demand for our services could decrease.

      We rely on the three major credit reporting agencies, Equifax, Experian and TransUnion, to provide us with essential data for our consumer identity theft protection and credit management services. The Equifax agreement continues until November 26, 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon twelve-months’ prior notice. Our agreements with Experian and TransUnion may be terminated by them on 30 days and 60 days notice, respectively. Each of the three major credit reporting agencies owns its consumer credit data and is a competitor of ours in providing credit information directly to consumers, and may decide that it is in their competitive interests to stop supplying data to us. Any interruption, deterioration or termination of our relationship with one or more of the three credit reporting agencies would be disruptive to our business and could cause us to lose subscribers.

CD Holdings, a subsidiary of Equifax, has been and may continue to be an investor in us, and any adverse changes in our relationship with Equifax or its subsidiaries or affiliates after this offering could have a material adverse effect on our business.

      CD Holdings, a subsidiary of Equifax, owns approximately 26.9% of our outstanding common stock before this offering, and will own approximately 3.0% of our outstanding common stock after this offering if the underwriters do not exercise the over-allotment option. If the underwriters exercise the over-allotment option in full, Equifax will not beneficially own any shares of our common stock. We also purchase credit data from an Equifax subsidiary, and receive revenue from an Equifax subsidiary based on our provision of identity theft protection and credit management services to customers of the Equifax subsidiary and subscribers obtained through the subsidiary’s contract with Capital One. At the same time, we expect to continue to compete with Equifax and its subsidiaries in the marketing of identity theft protection and credit management services to consumers. Any disruption or deterioration of our relationship with Equifax and its subsidiaries could have a material adverse effect on our business, including loss of the ability to purchase credit data owned by Equifax or obtain subscription revenue or subscribers through Equifax.

If we experience system failures or interruptions in our telecommunications or information technology infrastructure, our revenue could decrease and our reputation could be harmed.

      Our operations depend upon our ability to protect our telecommunications and information technology systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control. We receive credit data electronically, and this delivery method is susceptible to damage, delay or inaccuracy. A significant portion of our business involves telephonic customer service as well as mailings, both of which depend upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in a significant system outage or data loss, which could interrupt our operations. Our infrastructure may also be vulnerable to computer viruses, hackers or other disruptions entering our systems from the credit reporting agencies, our clients and subscribers or other authorized or unauthorized sources. Our business could be materially adversely affected if there is any damage to our telecommunications and information technology systems, failure of communication links or other loss that causes interruption in, or damage to, our operations.

We and our clients outsource telemarketing to third parties who may take actions that lead to negative publicity and consumer dissatisfaction.

      We and our clients solicit some of our subscribers through outbound telemarketing that we outsource to third-party contractors. In outbound telemarketing, the third-party contractors make the initial contact with potential subscribers. We attempt to control the level and quality of the services provided by these third parties through a combination of contractual provisions, monitoring, on-site visits and records audits. In arrangements where we bear the marketing cost, which represented 35% of new subscribers acquired in 2003, approximately 85% of new subscribers were obtained through outbound telemarketing by our vendors. In arrangements where the clients bear the marketing cost, which represented 65% of new subscribers acquired in 2003, approximately 31% of new subscribers were obtained through outbound telemarketing by outsourced vendors. Any quality problems could result in negative publicity and customer dissatisfaction, which could cause us to lose clients and subscribers and decrease our revenue.

We may lose subscribers and significant revenue if our existing services become obsolete, or if we fail to introduce new services with broad consumer appeal or fail to do so in a timely or cost-effective manner.

      Our growth depends upon developing and successfully introducing new services that generate client and consumer interest. Our failure to introduce these services or to develop new services, or the introduction or announcement of new services by competitors, could render our existing services noncompetitive or obsolete. Although we have a limited history of developing and introducing services outside the areas of identity theft protection and consumer credit management, we are currently developing or introducing new services in the area of small business credit information and fraud detection. There can be no assurance that we will be successful in developing or introducing these or any other new services. Our failure to develop, introduce or expand our services could harm our business and prospects.

We expect that our revenue, expenses and operating results may be subject to significant fluctuations, which could contribute to wide fluctuations in period-to-period performance and could have a material adverse effect on the price of our stock.

      These fluctuations may be attributable to a number of factors, many of which are beyond our control, including:

•	the timing and rate of subscription cancellations;

•	our ability to introduce new services on a timely basis;

•	the introduction of competing services by our competitors;

•	market acceptance of our services;

•	the demand for consumer subscription services generally;

•	the ability of third parties to market and support our services; and

•	general economic conditions.

      Any one or a combination of these factors could contribute to wide fluctuations in period-to-period performance and have an adverse effect on our stock price.

We may be unable to meet our future capital requirements to grow our business which could adversely impact our financial condition and growth strategy.

      We cannot assure you that the net proceeds from this offering, together with currently available funds, will be sufficient to meet our needs, including our anticipated working capital and capital expenditure requirements for the foreseeable future. We may need to raise additional funds in the future in order to operate and expand our business. There can be no assurance that additional funds will be available on terms favorable to us, or at all. Our inability to obtain additional financing could have a material adverse effect on our financial condition.

We may raise additional funds in the future, which could cause dilution to our existing stockholders or adversely affect their voting or other rights.

      We may seek additional funding in the future through public or private financings and the terms of these financings may adversely affect the holdings or the rights of our stockholders. If we raise funds by selling more stock, your ownership share in us will be diluted, and we may grant future investors rights superior to those of the common stock that you are purchasing. If additional funds are raised by issuing debt, we may be subject to covenants limiting our operations. As a result, our stock price may decline and you may not be able to sell your shares at or above the initial public offering price.

If we are not able to hire and retain qualified personnel, our ability to grow and maintain our business could be adversely affected.

      Our success depends on the continued services of our key senior management and our marketing, customer service and technology personnel. If one or more of these individuals were unable or unwilling to continue in their present positions, our business could be materially adversely affected. In addition, we do not maintain key person life insurance on our senior management other than Michael R. Stanfield, our chairman and chief executive officer. We also believe that our future success will depend, in part, on our ability to attract, retain and motivate skilled managerial, marketing and other personnel. We may not be able to attract, assimilate or retain highly qualified employees in the future, which could result in increased labor costs and operating expenses and diminished customer service, any of which would have a material adverse effect on our results of operations and ability to grow and maintain our business.

Risks Related to Our Industry

Our failure to protect private data could damage our reputation and cause us to expend capital and resources to protect against future security breaches.

      Our services are based upon the collection, distribution and protection of sensitive private data. Unauthorized users might access that data or human error might cause the wrongful dissemination of that data. If we experience a security breach, the integrity of our services may be affected. We have incurred and may incur in the future significant costs to protect against the threat of a security breach or to alleviate problems caused by a breach. Moreover, any public perception that we have engaged in the unauthorized release of, or have failed to adequately protect, private information could adversely affect our ability to attract and retain clients and subscribers and could subject us to legal claims from clients or subscribers. We cannot assure you that we would prevail in such litigation. In addition, unauthorized third parties might alter information in our databases, which would adversely affect both our ability to market our services and the credibility of our information.

We are subject to government regulation and increasing public scrutiny, which could impede our ability to market and provide our services and have a material adverse effect on our business.

      Our consumer identity theft protection and credit management services involve the use of consumer credit reports governed by the federal Fair Credit Reporting Act and similar state laws and regulations governing the use of consumer credit information. Our services involve the use of nonpublic personal information that may be subject to the federal Gramm-Leach-Bliley Act and state laws and regulations governing consumer privacy. Telemarketing of our services is subject to federal and state telemarketing regulation. These laws and regulations are subject to revision. We cannot predict the impact of legislative or regulatory changes on our business.

      For example, the Federal Trade Commission has enacted the national Do Not Call Registry, which enables consumers to elect to prohibit telemarketers from calling them. We may not be able to reach potential subscribers because they are placed on the national Do Not Call Registry.

      We commenced marketing our services in Canada in 2003. Various Canadian federal and provincial laws govern our services, including provincial credit reporting laws similar in scope to the Fair Credit Reporting Act in the United States and privacy laws. These laws vary by province and are subject to changes that may affect our business.

      Although we do not believe that we are engaging in, and do not plan to engage in, activities prohibited by laws or regulations governing our activities, any allegation or finding that we are violating such laws or regulations could harm our business. Furthermore, the media often publicizes perceived non-compliance with consumer protection regulations and violations of fair dealing with consumers. If we received this kind of publicity or became associated with other entities receiving negative publicity, our reputation, client and subscriber relationships, and consumer acceptance and subscriber loyalty could be materially adversely affected.

Laws requiring the free issuance of credit reports by credit reporting agencies could impede our ability to obtain new subscribers or maintain existing subscribers and could have a material adverse effect on our revenue.

      Laws in several states, including Colorado, Georgia, Illinois, Maine, Maryland, Massachusetts, New Jersey and Vermont, require credit reporting agencies to provide each consumer one credit report (or two credit reports, in the case of Georgia) per year upon request without charge. On December 4, 2003, the President signed into law certain amendments to the federal Fair Credit Reporting Act. Among other things, these amendments provide consumers the ability to receive one free consumer credit report per year from each major consumer credit reporting agency and require each consumer credit reporting agency to provide the consumer a credit score along with his or her credit report for a reasonable fee as determined by the Federal Trade Commission. We are not required to comply with these requirements because we are not a “consumer reporting agency.” A “consumer reporting agency” generally means any person who for monetary fees regularly engages in assembling consumer credit information for the purpose of furnishing consumer reports to third parties. Our services do not provide consumer credit information to third parties. These laws do apply to the three major credit reporting agencies from which we purchase data for our services. The rights of consumers to obtain free annual credit reports from these credit reporting agencies and credit scores for a fee could cause consumers to believe that the value of our services is reduced or replaced by those free credit reports, which would adversely impact the marketability of our services and could have a material adverse effect on our revenue, results of operations and business.

A significant downturn in the charge or credit card industry or a trend in that industry to reduce or eliminate marketing programs could harm our business.

      We depend upon clients in the charge and credit card industry. Services marketed through our charge and credit card issuer clients have accounted for substantially all of our revenue. Therefore, a significant downturn in the charge and credit card industry could harm our business. The reduction or elimination of marketing programs within our charge and credit card issuer clients could materially adversely affect our ability to acquire new subscribers and to expand the range of services offered to current subscribers.

Competition could reduce our market share or decrease our revenue.

      Several of our competitors offer services that are similar to, or that directly compete with, our services. Competition for new subscribers is also intense. Even after developing a client relationship, we compete within the client organization with other services for appropriately targeted customers because client organizations typically have only limited capacity to market third-party services like ours. Many of our competitors have greater financial and other resources than we do. We compete directly with the credit reporting agencies that control the credit file data that we use to provide our services. We believe that the major credit reporting agencies currently market and deliver their services primarily online and generally do not provide client-branded services that meet our clients’ specifications and needs. We have no assurance, however, that the major credit reporting agencies will not expand their marketing channels or strategies or develop capabilities competitive with ours, which, if successful, could have a material adverse effect on our business, results of operations and financial condition. There also can be no assurance that our current or future competitors will not provide services comparable or superior to those provided by us, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, increase their emphasis on services similar to ours, enter the market in which we operate or introduce competing services. Any of these factors could reduce our market share or decrease our revenue.

If we are unable to enforce or defend our ownership and use of our intellectual property, our competitive position and operating results could be harmed.

      The success of our business depends in part on the intellectual property involved in our processes, systems, methodologies, materials and software. We rely on a combination of trade secret, patent, copyright, trademark and other laws, license agreements and nondisclosure, noncompetition and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our intellectual property. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights are uncertain and evolving, and we cannot assure you ========= of the future viability or value of any of our proprietary rights. Our business could be harmed if we are not able to protect our intellectual property. The same would be true if a court found that our services infringe another party’s intellectual property rights. Any intellectual property lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and detract management’s attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our processes, systems, methodologies, materials and software and could reduce our profitability.

Risks Related to the Offering

Purchasers in this offering will suffer immediate dilution.

      If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the pro forma net tangible book value of our common stock at December 31, 2003, the net tangible book value of your shares will be $12.68 less per share than the price you would pay in the offering. If the options and warrants we previously granted or those we may grant in the future are exercised, additional dilution is likely to occur. As of December 31, 2003, options to purchase 2,999,556 shares of common stock at the weighted-average exercise price of $9.37 per share were outstanding, of which 2,755,385 were employee stock options and the remaining 244,171 were non-employee stock options, and warrants to purchase 212,956 shares of common stock at the weighted-average exercise price of $9.10 per share were outstanding. In addition, if we raise additional funding by issuing more equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

Our stock price will fluctuate after this offering and an active public market for our common stock may not develop or continue, which may cause your investment in our common stock to suffer a decline in value and could impede your ability to sell your shares at or above the initial offering price.

      If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price.

      In addition, the market price of our common stock may fluctuate significantly in response to period-to-period fluctuations in our revenue, expenses and operating results and other factors which are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of listed companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

A large number of shares of our common stock may be sold in the market following the offering, which could cause the market price of our common stock to decline.

      Our sale, or the sale or resale by our stockholders, of shares of our common stock after this offering, or the perception that such sales may occur, could cause the market price of the common stock to decline.

      After this offering, we will have 16,952,850 shares of common stock outstanding. Of these shares, the 6,250,000 shares sold in this offering (7,187,500 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction except for any shares purchased by our “affiliates” as defined in Rule 144 of the Securities Act. The remaining 10,702,850 shares of common stock held by our existing stockholders will be “restricted securities” and will become eligible for public sale when registered or when they qualify for an exemption from registration under the Securities Act.

      Almost all of our existing stockholders will have signed lock-up agreements before the commencement of this offering. Under these lock-up agreements, these stockholders will agree, subject to limited exceptions, not to sell or pledge any shares owned by them as of the date of this prospectus for a period of at least 180 days thereafter, unless they first obtain the written consent of Deutsche Bank Securities Inc. At the end of the lock-up period, approximately 10,464,080 shares of common stock, excluding shares issuable upon exercise of vested options and warrants, will be eligible for immediate resale in accordance with the provisions of Rule 144 of the Securities Act. There can be no assurance that our existing stockholders will not be released from the lock-up agreements prior to the 180th day after this offering.

      Upon the completion of this offering, the holders of 10,545,735 shares of our common stock and 149,138 shares issuable upon the exercise of warrants have the right under specified circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control, which may harm the market price of our common stock.

      After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 54% of our outstanding common stock, or 52% if the underwriters exercise their over-allotment option in full. These stockholders may have interests that conflict with yours and, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We will have discretionary authority over the use of our net proceeds from this offering.

      We will have the discretion to allocate the net proceeds received by us from this offering. Moreover, because of the number and variability of factors that determine our use of the net proceeds of this offering, there can be no assurance that such applications will not vary substantially from our current intentions.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor.

      We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision which authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix without further stockholder action. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

      Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to maintain our relationships with the three credit reporting agencies and our various clients;

•	our ability to obtain new clients;

•	our ability to compete successfully with our competitors;

•	our ability to protect and maintain our computer and telephone infrastructure;

•	our ability to maintain the security of our data;

•	our use of our proceeds from this offering;

•	our cash needs;

•	implementation of our corporate strategy; and

•	our financial performance.

      There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

      Our net proceeds from the sale of the shares of common stock by us will be approximately $45,780,000, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders, including pursuant to the underwriters’ over-allotment option.

      We expect to use approximately $6.0 million of the net proceeds to expand our business into new markets including the small business and Canadian markets, with the balance to be used to introduce new services for consumers, small businesses and financial institutions and for working capital and other general corporate purposes.

      We also may use a portion of the net proceeds from this offering to improve our technology, systems and operating infrastructure, and to acquire or invest in businesses, joint ventures, technologies, products, services or assets that complement our business. We currently do not have any commitments or agreements with respect to any such transactions. Furthermore, we have not determined the amounts we plan to spend on certain of the items listed above or the timing of these expenditures. As a result, we will have broad discretion to allocate the net proceeds from this offering. Until we use the net proceeds, we may invest them in short-term, interest-bearing, investment grade and U.S. government securities.

DIVIDEND POLICY

      We never have paid or declared any cash dividends on our common stock and have no plans to do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements and such other factors as our board of directors may, in its discretion, consider relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis,

•	on a pro forma basis to give effect to the conversion of all of our outstanding shares of preferred stock and our senior secured convertible note into an aggregate of 8,988,894 shares of common stock, and

•	on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our preferred stock and our senior secured convertible note into an aggregate of 8,988,894 shares of our common stock and the issuance and sale of shares of our common stock in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

Cash and cash equivalents	$14,411,276	$14,411,276	$60,191,276

Senior secured convertible note(1)	$20,000,000	$—	$—
Other long-term debt and capital leases, net of current portion	972,142	972,142	972,142
Stockholders’ equity:
Preferred stock, $0.01 par value per share: 56,268 shares authorized, actual; 5,000,000 shares authorized, pro forma and pro forma as adjusted:
Series A: 20,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	200	—	—
Series B: 9,500 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	95	—	—
Series C: 20,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	200	—	—
Common stock, $0.01 par value per share: 24,268,365 shares authorized, actual; 50,000,000 shares authorized, pro forma and pro forma as adjusted; 4,963,956 shares, 13,952,850 shares and 16,952,850 shares issued and outstanding, actual, pro forma and pro forma as adjusted, respectively	49,640	139,529	169,529
Deferred compensation	(49,177)	(49,177)	(49,177)
Additional paid-in capital(1)	20,888,835	42,815,808	88,565,808
Accumulated deficit	(15,404,729)	(15,404,729)	(15,404,729)

Total stockholders’ equity	5,485,064	27,501,431	73,281,431

Total capitalization	$26,457,206	$28,473,573	$74,253,573

(1)	The obligation to pay accrued interest, which was $2,016,367 at December 31, 2003, on the senior secured convertible note will be extinguished upon conversion and treated as a capital contribution.

DILUTION

      The pro forma net tangible book value of our common stock as of December 31, 2003 was approximately $27,501,431, or $1.97 per share of common stock, after giving effect to the conversion of all of our outstanding shares of preferred stock and our senior secured convertible note into an aggregate of 8,988,894 shares of our common stock. Pro forma net tangible book value per share is equal to our total assets less intangible assets and less total liabilities, divided by the number of pro forma shares of our common stock outstanding as of December 31, 2003. After giving effect to the issuance and sale of the 6,250,000 shares offered by this prospectus at the initial public offering price of $17.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2003 would have been $73,281,431, or $4.32 per share. This represents an immediate increase in pro forma net tangible book value of $1.97 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $12.68 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$17.00
Historical net tangible book value per share as of December 31, 2003	$1.10
Increase attributable to conversion of preferred stock and senior secured convertible note	0.87

Pro forma net tangible book value per share as of December 31, 2003	1.97
Increase per share attributable to sale of common stock in this offering	2.35

Pro forma net tangible book value per share after this offering		4.32

Dilution of pro forma net tangible book value per share to new investors		$12.68

      The following table shows at December 31, 2003, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering:

	Shares Issued		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	13,952,850	82.3%	$42,955,337	45.7%	$3.08
New investors	3,000,000	17.7	51,000,000	54.3	$17.00

Total	16,952,850	100.0%	$93,955,337	100.0%

      The tables above assume no exercise of stock options or warrants outstanding as of December 31, 2003. As of December 31, 2003, there were outstanding options to purchase 2,999,556 shares of common stock at a weighted average exercise price of $9.37 and warrants to purchase 212,956 shares of common stock at a weighted average exercise price of $9.10. Additionally, options to purchase 1,038,843 shares of common stock at the initial public offering price will be granted upon the closing of this offering, and there will be 1,736,157 options available for future grant under our 2004 stock option plan. To the extent we issue additional shares or the option holders exercise these outstanding options or any options we grant in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share data)

      This section presents our historical financial data. The selected consolidated financial data is qualified by reference to and should be read carefully in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the financial statements.

      The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 set forth below are derived from our audited financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 set forth below are derived from our audited financial statements which are not included in this prospectus.

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Statement of Operations Data:
Revenue	$21,670	$40,974	$56,505	$98,005	$147,306
Operating expenses:
Marketing and commissions	20,099	32,915	36,658	53,281	75,531
Subscription servicing	14,584	17,020	18,445	23,568	35,668
General and administrative(2)	6,261	11,447	16,435	14,914	20,546

Total operating expenses	40,944	61,382	71,538	91,763	131,745

Operating income (loss)	(19,274)	(20,408)	(15,033)	6,242	15,561
Interest income (expense)	(64)	47	(1,204)	(1,068)	(1,008)
Other income (expense)	—	11	(17)	90	12
Gain from extinguishment of debt	—	—	205	—	—

Income (loss) before income taxes and minority interest	(19,338)	(20,350)	(16,049)	5,264	14,565
Income tax benefit (expense)	(814)	122	692	—	4,811	(3)
Minority interest in net loss of subsidiary	—	97	218	83	35

Net income (loss)	$(20,152)	$(20,131)	$(15,139)	$5,347	$19,411

Net income (loss) per share:
Basic	$(4.19)	$(4.17)	$(3.08)	$1.09	$3.92
Diluted	(4.19)	(4.17)	(3.08)	0.43	1.36
Weighted average shares outstanding:
Basic	4,806,838	4,828,548	4,921,292	4,921,292	4,954,344
Diluted	4,806,838	4,828,548	4,921,292	14,665,848	14,964,857

	As of December 31,

	1999(1)	2000	2001	2002	2003

Balance Sheet Data:
Cash and cash equivalents	$2	$1,553	$14,308	$9,459	$14,411
Deferred subscription solicitation costs	8,453	7,632	13,002	11,684	9,768
Working capital (deficit)	(4,381)	(7,042)	(1,533)	3,603	10,344
Total assets	12,288	14,149	32,201	28,006	49,900
Long-term obligations	839	1,015	865	698	972
Senior secured convertible note	—	—	20,000	20,000	20,000
Total stockholders’ equity (deficit)	(2,453)	(4,430)	(19,321)	(13,975)	5,485

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Statement of Cash Flow Data:
Cash flow from:
Operating activities	$(17,147)	$(14,435)	$(7,518)	$(1,353)	$11,162
Investing activities	(790)	(1,076)	(355)	(1,097)	(5,265)
Financing activities	17,436	17,061	20,627	(2,400)	(944)

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

Other Data:
Depreciation and amortization	$501	$1,492	$1,894	$1,912	$2,233

Subscribers at beginning of period	197,229	565,813	731,505	894,064	1,562,537
New subscribers	713,570	839,770	970,326	1,865,032	2,284,647
Cancelled subscribers within first 90 days of subscription	187,085	258,925	382,835	630,335	662,058
Cancelled subscribers after first 90 days of subscription	157,901	415,153	424,932	566,224	910,521

Subscribers at end of period	565,813	731,505	894,064	1,562,537	2,274,605

Total revenue	$21,670	$40,974	$56,505	$98,005	$147,306
Revenue from transactional sales	(521)	(141)	(96)	(6,897)	(18,450)
Revenue from lost/stolen credit card registry	(353)	(475)	(234)	(147)	(93)

Subscription revenue	$20,796	$40,358	$56,175	$90,961	$128,763

Marketing and commissions	$20,099	$32,915	$36,658	$53,281	$75,531
Commissions paid on transactional sales	—	—	—	(4,185)	(10,475)
Commissions paid on lost/stolen credit card registry	(23)	(46)	(25)	(14)	(12)

Marketing and commissions associated with subscription revenue	$20,076	$32,869	$36,633	$49,082	$65,044

(1)	In August 1999, we reorganized as a corporation under the name Intersections Inc. Prior to the reorganization, we operated under the name CreditComm Services LLC. The statement of operations data provided in the table through August 1999 is data reported for CreditComm Services LLC.

(2)	General and administrative costs in 2001 include a $2.8 million fee we incurred for restructuring a contract for credit data processing costs to reduce the term and the cost.

(3)	For periods prior to the third quarter of 2003, we did not record a tax benefit from net operating losses but instead recorded an off-setting valuation allowance. The valuation allowance was required because it was more likely than not that some or all of the net deferred tax assets would not be realized. Based on recent positive and anticipated projected income it was determined that the valuation allowance was no longer necessary and we recognized a $6.5 million tax benefit in the third quarter of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of financial condition and results of operations should be read together with “Selected Consolidated Financial Data,” and our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors”, “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

      We commenced operations in 1996 and initially focused our efforts on building our infrastructure, including the establishment of management systems and procedures, customer service and relationships with vendors to provide data processing and information delivery services. Initial subscriber acquisition efforts were focused on unendorsed marketing, which entailed soliciting new subscribers without the benefit of a client marketing relationship. In March 1997, we entered into a client marketing agreement with American Express and began to focus our marketing strategy on endorsed partnerships with the major financial institutions and financial services companies. We had 25 clients at December 31, 2003 and an additional 39 financial and other companies offering our services through arrangements with our clients. We have grown from approximately 57,000 subscribers as of December 31, 1997 to approximately 2.3 million subscribers as of December 31, 2003.

      Initially, we acquired subscribers principally through direct marketing arrangements (primarily through direct mail and telemarketing) where we incurred the marketing cost or, in some cases, shared marketing arrangements in which we shared the marketing cost with the client. Although this channel was effective in growing our subscriber base, it required a significant up-front cash investment for each new subscriber. Beginning in late 1999, we expanded our subscriber acquisition channels to include indirect marketing arrangements, in which our clients bear the marketing costs. Since 2001, we have experienced a significant increase in subscribers acquired through indirect marketing relationships. Subscribers from indirect marketing arrangements have grown to represent approximately 52.4% of total subscribers as of December 31, 2003 compared to 35.3% as of December 31, 2002 and 5.0% as of December 31, 2001.

      The number of subscribers obtained from our direct and shared marketing arrangements increased from approximately 848,967 subscribers at December 31, 2001 to 1,011,256 subscribers at December 31, 2002 and to 1,081,957 subscribers at December 31, 2003. The number of subscribers obtained from our indirect marketing arrangements increased from approximately 45,097 subscribers at December 31, 2001 to 551,281 subscribers at December 31, 2002 and to 1,192,648 subscribers at December 31, 2003. While our direct and shared marketing arrangements tend to provide us higher operating margins in periods after the marketing costs have been amortized, under our indirect arrangements we receive higher operating margins in the first year, have the opportunity to acquire a greater number of subscribers and generally experience improved retention.

      The classification of a client relationship as direct, indirect or shared is based on whether we or the client pay the marketing expenses. Our accounting policies for revenue recognition, however, are not based on the classification of a client arrangement as direct, indirect or shared. We look to the specific client arrangement to determine the appropriate revenue recognition policy, as discussed in detail in note 2 to our consolidated financial statements.

      The number of cancellations within the first 90 days as a percentage of new subscribers was 39.5% in 2001, 33.8% in 2002 and 29.0% in 2003. We analyze subscriber cancellations during the first 90 days because we believe this time period affords the subscriber the opportunity to evaluate the service. The number of cancellations after the first 90 days, as a percentage of the number of subscribers at the beginning of the year plus new subscribers during the year less cancellations within the first 90 days, was 32.2% in 2001, 26.6% in 2002 and 28.6% in 2003. The increase in the percentage of cancellations after 90 days from 2002 to 2003 is related to the launch of a new indirect marketing arrangement in the third quarter of 2002. Under this arrangement, subscribers tended to remain in the service slightly longer than subscribers on an overall basis. As a result, the percentage of cancellations under this indirect marketing arrangement was lower than our overall cancellation percentage during the first 90 days but was slightly higher than our overall cancellation percentage after 90 days. Despite this increase, the total number of cancellations during the year as a percentage of the beginning of the year subscribers was 47.5% in 2001, 43.4% in 2002, and 40.9% in 2003. Conversely, our retention rates, calculated by taking the sum of the beginning of the year subscribers plus new subscribers less cancellations during the year and dividing that amount by the beginning of the year subscribers plus new subscribers, increased from 52.5% in 2001 to 56.6% in 2002 and 59.1% in 2003. We believe that the increased retention rates in 2002 and 2003 compared to 2001 is due to the increased use of indirect marketing channels, improved retention strategies, enhancement of our customer service centers, improvements in our service features and increased consumer awareness of the usefulness of the services we provide.

      We became profitable during the second quarter of 2002. Our profitability was due to several factors, including an increasing base of subscribers from existing clients, an increase in subscribers obtained through indirect marketing arrangements, improved economies of scale, and to a lesser extent, an increase in one-time transactional sales. In addition, we expect to be profitable in the future as our base of subscribers continues to grow, revenue generated from indirect marketing arrangements increases and we continue to add new clients.

      Since 2000, we have focused on monthly-billed services and de-emphasized annual subscriptions due to increased market acceptance by the consumer and client and generally higher annualized prices and overall profitability. By focusing on monthly-billed services, we experienced an increase in acquisitions, a higher retention rate and a reduction of the percentage of credit card transactions that are declined. The table below shows monthly- and annually-billed subscribers at the end of each period as a percentage of total subscribers:

	As of December 31,

	2001	2002	2003

Subscribers billed monthly	72%	88%	92%
Subscribers billed annually	28%	12%	8%

Total	100%	100%	100%

      Any subscriber can cancel his or her subscription at any time, in which case we will cease billing the subscriber. For an annual subscription, upon cancellation, the subscriber generally would receive a pro-rata refund of the annual fee for the unused portion of the service. If we refund a subscription fee under a direct or shared marketing arrangement, we are entitled to a refund of the related commission paid to the client.

      Revenue from subscribers obtained through our largest clients in 2002 and 2003 as a percentage of total revenue, and the principal contract arrangements with those clients, were as follows:

		Percentage of Revenue for the
		Years Ended December 31,

Client	Relationship	2002	2003	Expiration or Termination

American Express	Shared Marketing	29%	23%	One-year annual renewal at American Express’ option
Capital One (through Equifax)	Indirect Marketing	3%	20%	Continues until termination of applicable Capital One-Equifax agreement upon 120 days prior notice by Capital One or Equifax
Citibank	Direct Marketing	14%	15%	Expired, except for ongoing subscriptions
Citibank	Indirect Marketing	N/A (Marketing commenced in January 2004)	N/A (Marketing commenced in January 2004)	Termination by either party upon 90 days’ prior notice
Discover	Direct Marketing	32%	14%	Expires April 30, 2004, unless renewed by the parties
Discover	Indirect Marketing	3%	4%	Termination by Discover upon 60 days’ prior notice

Critical Accounting Policies

      In preparing our consolidated financial statements, we make estimates and assumptions that can have a significant impact on our financial position and results of operations. The application of our critical accounting policies requires an evaluation of a number of complex criteria and significant accounting judgments by us. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We have identified the following policies as critical to our business operations and the understanding of our results of operations. For additional information, see Note 2 to Consolidated Financial Statements — Summary of Significant Accounting Policies.

     Revenue Recognition

      We receive revenue from recurring revenue from existing subscriptions, the sale of new subscriptions and one-time transaction sales. Subscription fees recognized as revenue by us are generally billed to the subscriber’s credit card on a monthly basis directly by our client or through our credit card processor. The prices to subscribers of various configurations of our services range from $4.99 to $12.99 per month. A percentage of our revenue is received by our clients as a commission.

      The point in time we recognize revenue from our services is determined in accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements. Revenue for monthly subscriptions is recognized in the month the subscription fee is earned. For subscriptions with refund provisions whereby only the prorated subscription fee is refunded upon cancellation by the subscriber, deferred subscription fees are recorded when billed and amortized as subscription fee revenue on a straight-line basis over the subscription period, generally one year. Revenue for annual subscription fees must be deferred if the subscriber has the right to cancel the service and receive a full refund at any time during the subscription period. We recognize a pro rata portion of revenue earned upon expiration of the full refund period. An allowance for monthly subscription refunds is established based on our actual cancellation experience. We also provide services for which certain financial institution clients are the primary obligors directly to their customers. Revenue from these arrangements is recognized when earned, which is at the time we provide the service, generally on a monthly basis. In addition, we generate revenue from the sale of one-time credit reports, which is recognized when the credit report is delivered to the customer.

      The amount of revenue recorded by us is determined in accordance with FASB’s Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether a company should report revenue based on the gross amount billed to a customer or the net amount retained by the company (amount billed less commissions or fees paid). We generally record revenue on a gross basis in the amount that we bill the subscriber when our arrangements with financial institution clients provide for us to serve as the primary obligor in the transaction, we have latitude in establishing price and we bear the risk of physical loss of inventory and credit risk for the amount billed to the subscriber. We generally record revenue in the amount that we bill our financial institution clients, and not the amount billed to their customers, when our financial institution client is the primary obligor, establishes price to the customer and bears the credit risk.

     Deferred Subscription Solicitation Costs

      Our deferred subscription solicitation costs consist of subscription acquisition costs, including telemarketing and direct mail expenses such as printing and postage, and commissions paid to clients. Telemarketing and direct mail expenses are direct response advertising costs, which are accounted for in accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). The recoverability of amounts capitalized as deferred subscription solicitation costs are evaluated at each balance sheet date, in accordance with SOP 93-7, by comparing the carrying amounts of such assets on a cost pool basis to the probable remaining future benefit expected to result directly from such advertising costs. Probable remaining future benefit is estimated based upon historical subscriber patterns, and represents net revenues less costs to earn those revenues. In estimating probable future benefit (on a per subscriber basis) we deduct our contractual cost to service that subscriber from the known sales price. We then apply the future benefit (on a per subscriber basis) to the number of subscribers expected to be retained in the future to arrive at the total probable future benefit. In estimating the number of subscribers we will retain (i.e., factoring in expected cancellations), we utilize historical subscriber patterns maintained by us that show attrition rates by client and marketing channel. The total probable future benefit is then compared to the costs of a given marketing campaign (i.e., cost pools), and if the probable future benefit exceeds the cost pool, the amount is considered to be recoverable. If direct response advertising costs were to exceed the estimated probable remaining future benefit, an adjustment would be made to the deferred subscription costs to the extent of any shortfall.

      We amortize deferred subscription solicitation costs on a cost pool basis over the period during which the future benefits are expected to be received. The period of time in which we amortize these costs reflects historical subscriber patterns, but has historically not exceeded 12 months.

      In accordance with SAB No. 101, “Revenue Recognition in Financial Statements,” commissions that relate to annual subscriptions with full refund provisions and monthly subscriptions are expensed in the month incurred, unless we are entitled to a refund of the commissions. If annual subscriptions are cancelled prior to their initial terms, we are generally entitled to a full refund of the previously paid commission for those annual subscriptions with a full refund provision and a pro-rata refund, equal to the unused portion of their subscription, for those annual subscriptions with a pro-rata refund provision. Commissions that relate to annual subscriptions with full commission refund provisions are deferred until the earlier of expiration of the refund privileges or cancellation. Once the refund privileges have expired, the commission costs are recognized ratably in the same pattern that the related revenue is recognized. Commissions that relate to annual subscriptions with pro-rata refund provisions are deferred and charged to operations as the corresponding revenue is recognized. If a subscription is cancelled, upon receipt of the refunded commission from our client, we record a reduction to the deferred commission.

     Software Development Costs

      We develop software for internal use and capitalize software development costs incurred during the application development stage in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and EITF 00-2, Accounting for Web Site Development Costs. Costs incurred prior to and after the application development stage are charged to expense. When the software is ready for its intended use, capitalization ceases and such costs are amortized on a straight-line basis over the estimated useful life, which is generally three years.

     Income Taxes

      We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for future tax consequences and attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. Negative evidence, such as losses in recent years, would suggest that a valuation allowance is needed. Positive evidence, such as our recent positive taxable income for the year ended December 31, 2003 of $14.6 million and our projections for the years ending December 31, 2004 and 2005, indicates that we will be able to utilize our net operating loss. In projecting future taxable income, we used detailed budgets and forecasts prepared by us in managing our business. Our forecasts indicate that, based on our existing contracts with our clients, our customer base and existing sales prices and cost structures, we will produce more than enough taxable income to realize the deferred tax asset. While the projection of future taxable income is always dependent on certain estimates and assumptions, the realization of the deferred tax asset is not highly sensitive to deviations from actual results, as we anticipate generating taxable income sufficient to realize the net deferred tax asset during the year ending December 31, 2004. Furthermore, as the net operating losses do not begin to expire until 2019, we have concluded that it is more likely than not that the deferred tax asset will be realized. As a result, we determined that the valuation allowance was no longer necessary as of September 30, 2003.

Recent Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS No. 145”). As a result of rescinding FASB Statement No. 4, Reporting Gains Losses from Extinguishment of Debt, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. This statement also amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. We adopted SFAS No. 145 during 2003. For the year ended December 31, 2001, we reclassified $205,106 from extraordinary income to income before income taxes and minority interest in accordance with SFAS No. 145 and such reclassification is reflected in the accompanying consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position, results of operations or cash flow.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also clarifies requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the fair value of the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for guarantees existing as of December 31, 2002. The adoption of FIN 45 did not have a material effect on our consolidated financial position, results of operations or cash flow.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), to allow for alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock issued to team members. This statement also amends FASB Statement No. 123 to require disclosure of the accounting method used for valuation in both annual and interim financial statements. This statement permits an entity to recognize compensation expense under the prospective method, modified prospective method or the retroactive restatement method. If an entity elects to adopt this statement, fiscal years beginning after December 15, 2003 must include this change in accounting for stock-based compensation. We are currently evaluating the effect of voluntarily adopting the fair value provisions of SFAS No. 123 and will elect a transition method if the fair value method is adopted.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, or variable interest entities in which a company obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on our consolidated financial position, results of operations or cash flow.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that an issuer classify financial instruments that are within the scope of SFAS No. 150 as a liability. Under prior guidance, these same instruments would be classified as equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 or otherwise for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial position, results of operations or cash flow.

Results of Operations

      The following table sets forth, for the periods indicated, certain items on our statement of operations as a percentage of revenue:

	Years Ended December 31,

	2001	2002	2003

Revenue	100.0%	100.0%	100.0%
Operating expenses:
Marketing and commissions	64.9	54.4	51.3
Subscription servicing	32.6	24.0	24.2
General and administrative	29.1	15.2	13.9

Total operating expenses	126.6	93.6	89.4

Operating income (loss)	(26.6)	6.4	10.6
Interest income (expense)	(2.1)	(1.1)	(0.7)
Other income	—	0.1	—
Gain on extinguishment of debt	0.3		—

Income (loss) before taxes and minority interest	(28.4)	5.4	9.9
Income tax benefit	1.2	—	3.3
Minority interest in net loss of subsidiary	0.4	0.1	—

Net income (loss)	(26.8)%	5.5%	13.2%

Years Ended December 31, 2003 and 2002

      Revenue. Total revenue increased by 50.3% to $147.3 million in 2003 from $98.0 million in 2002 due to an increase in subscribers and one-time transactional sales including three-bureau credit reports provided to customers of Equifax described below. Our subscription base increased to 2.3 million subscribers as of December 31, 2003 from 1.6 million subscribers as of December 31, 2002. The number of one-time transactional sales also increased to approximately 609,000 in 2003 from approximately 224,000 in 2002. The growth in our subscriber base has been accomplished through continued marketing efforts with existing clients and the addition of 12 new clients in 2003. As shown in the table below, an increasing percentage of our subscribers and revenue is generated from indirect marketing arrangements.

	Year Ended
	December 31,

	2002	2003

Percentage of subscribers from indirect marketing arrangements to total subscribers at December 31,	35.3%	52.4%
Percentage of revenue from indirect marketing arrangements to total subscription revenue	7.7%	30.1%

      Under a master agreement with Equifax Consumer Services, a subsidiary of Equifax, we were providing to customers of Equifax through electronic delivery a one-time, non-subscription report with data from Equifax, Experian and TransUnion, which Equifax Consumer Services then marketed online. This one-time report service was terminated by Equifax Consumer Services effective October 16, 2003 when Equifax Consumer Services began to provide this service directly to consumers. The one-time report service is not the same as our credit monitoring service, which monitors the credit files of subscribers at one or all three major credit reporting agencies on an ongoing subscription basis. As a result, revenue generated from these sales decreased from $5.0 million for the quarter ended September 30, 2003 to $787,000 for the quarter ended December 31, 2003, and in 2004, we will not have revenue from sales of that report. Our revenue from that one-time three-bureau credit report which began in June 2002 was $6.9 million in 2002 and $15.2 million in 2003. However, the contribution to our operating income by these sales was significantly lower as a percentage of revenue than that of our subscription business.

      Marketing and Commission Expenses. Marketing and commission expenses consist of subscriber acquisition costs, including telemarketing and direct mail expenses such as printing and postage, as well as commissions paid to clients. Marketing and commission expenses increased by 41.8% to $75.5 million in 2003 from $53.3 million in 2002. Commission expenses increased by $28.1 million in 2003 of which $21.8 million, or 77.6%, of the increase is related to commissions paid to new and existing clients and the remaining $6.3 million, or 22.4%, is related to commissions paid to our clients for transactional sales. The marketing expenses related to subscriber acquisition costs decreased $5.9 million in 2003 primarily due to one of our clients shifting from a direct arrangement to an indirect arrangement. As a percentage of revenue, marketing and commission expenses decreased to 51.3% in 2003 from 54.4% in 2002. Approximately 45% of the decrease is attributable to an increase in revenue in 2003 from arrangements where the client bears the marketing costs.

      Subscription Servicing Expense. Subscription servicing expense consists of the costs of operating our customer service and information processing centers, data costs and billing costs for subscribers and one-time transactional sales. Subscription servicing expense increased 51.3% to $35.7 million in 2003 from $23.6 million in 2002. Approximately 53%, or $6.4 million, of the increase is due to increased customer service and information processing center operating costs and approximately 37%, or $4.5 million, of the increase is due to increased data costs associated with the growth in our subscriber base. As a percentage of revenue, subscription servicing expenses increased slightly to 24.2% in 2003 from 24.0% in 2002. Higher information processing costs incurred per dollar of revenue received on transactional sales and the expansion of our customer service and information processing centers to include second locations were the primary reasons for the increase. In 2003, we enhanced our capabilities by expanding our Fraud Resource Center, Customer Correspondence Team and Web Support Team. We also opened a second customer service center in Rio Rancho, New Mexico and a second information processing center in Manassas, Virginia.

      General and Administrative Expenses. General and administrative expenses consist of personnel and facilities expenses associated with our executive, sales, marketing, information technology, finance, program and account management functions, as well as depreciation and amortization. General and administrative expenses increased 37.8% to $20.5 million in 2003 from $14.9 million in 2002. Approximately $4.3 million, or 76.8%, of the increase is attributable to personnel expenses as a result of increased headcount in 2003. As a percentage of revenue, general and administrative expenses decreased to 13.9% in 2003 from 15.2% in 2002. The decrease is largely attributable to improved economies of scale realized by spreading overhead over a larger base of subscribers during the period.

      Operating Income. Operating income increased by 149.3% to $15.6 million in 2003 from $6.2 million in 2002. As a percentage of revenue, operating income in 2003 was 10.6% compared to 6.4% in 2002. The increase is primarily due to growth in subscribers, an increase in revenue and improved economies of scale, offset in part by growth in lower-margin transactional sales.

      Interest Income and Expense. Interest expense consists of accrued interest on the $20.0 million senior secured convertible note of $964,000 and interest expense on equipment leases. Interest expense decreased 5.6% to $1 million in 2003 from $1.1 million in 2002. The decrease is a result of several capital equipment leases whose terms expired during 2003.

      Other Income. Other income consists of miscellaneous smaller transactions. Other income decreased to $12,000 in 2003 from $90,000 in 2002.

      Provision for Income Taxes. Through the second quarter of 2003, we had recorded a valuation allowance against our net deferred tax assets, which included net operating loss carryforwards. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. Negative evidence, such as our losses in recent years, suggested that a valuation allowance was needed. Positive evidence, such as recent positive taxable income generated during the year ended December 31, 2003 and our projections for the years ending December 31, 2004 and 2005 indicate that we will be able to utilize our net operating loss. In projecting future taxable income, we used the detailed budgets and forecasts prepared by us in managing our business. Our forecasts indicate that, based on our existing contracts with our clients, our customer base and existing sales prices and cost structures, we will produce more than enough taxable income to realize the deferred tax asset. As a result, we determined that the valuation allowance was no longer necessary as of September 30, 2003.

Years Ended December 31, 2002 and 2001

      Revenue. Total revenue increased by 73.4% to $98.0 million in 2002 from $56.5 million in 2001 due to an increase in our subscription base and an increase in the effective annualized subscription price of up to 20% resulting from a shift from monthly and annual subscriptions to primarily monthly subscriptions. New monthly subscribers from direct marketing arrangements represented 93.6% of total new subscribers from direct marketing arrangements during 2002 compared to 65.3% during 2001. Our subscription base increased to approximately 1.6 million subscribers at December 31, 2002 from approximately 894,000 subscribers at December 31, 2001. The number of one-time transactional sales also increased to approximately 224,000 in 2002 from none in 2001. The growth in our subscriber base was accomplished through continued marketing efforts and retention of subscribers from existing clients, an increase in subscribers from indirect marketing arrangements and the addition of five new clients in 2002.

      Marketing and Commission Expenses. Marketing and commission expenses increased 45.3% to $53.3 million in 2002 from $36.7 million in 2001. $12.1 million, or 72.9%, of the increase was primarily due to commissions paid to our clients on higher revenue. Marketing costs, which include telemarketing and direct mail, accounted for $4.5 million, or 27.1%, as marketing efforts with current clients expanded. As a percentage of revenue, marketing expenses decreased to 54.4% in 2002 from 64.9% in 2001. The decrease is attributable to an increase in the number of arrangements where the client bears the marketing costs, an increase in the proportion of revenue from subscribers acquired in previous periods and reduced telemarketing costs resulting from re-negotiating our contracts.

      Subscription Servicing Expense. Subscription servicing expense increased 27.8% to $23.6 million in 2002 from $18.4 million in 2001. $2.3 million, or 45.3%, of the increase is due to increased customer service and information processing center operating costs. Data costs associated with growth in our subscriber base and an increase in transactional sales accounted for $1.1 million, or 21.8%, of the increase. The remaining $1.8 million, or 32.9%, is primarily related to the information processing costs to provide the service to our growing subscriber base. As a percentage of revenue, subscription servicing expense decreased to 24.0% in 2002 from 32.6% in 2001. The decrease is primarily due to cost savings recognized from reduced monitoring costs per subscriber as a result of reaching higher volumes and reduced credit report costs by transferring our one-bureau reports to a different credit bureau. In addition, in the fourth quarter of 2001, we changed our identity theft insurance provider and restructured a data processing contract, resulting in a per subscriber cost savings in 2002.

      General and Administrative Expenses. General and administrative expenses decreased 9.2% to $14.9 million in 2002 from $16.4 million in 2001. The decrease is attributable to a $2.8 million fee recognized in the fourth quarter of 2001 as the result of restructuring our contract for credit data processing costs. As a result of the restructuring, the contract term was reduced from 20 years to five years and credit data and related processing costs were reduced approximately $4.3 million over the new term of the contract. Excluding the $2.8 million fee, general and administrative costs increased $1.3 million or 9.4% from 2001 to 2002 primarily as the result of increased personnel and facilities costs to meet our growing needs. As a percentage of revenue, general and administrative expenses decreased to 15.2% in 2002 from 24.1% in 2001, excluding the $2.8 million charge. The decrease is largely attributable to improved economies of scale realized by spreading overhead over a larger base of subscribers during the period.

      Operating Income. Operating income increased $21.2 million to $6.2 million for 2002 from an operating loss of $15.0 million for 2001. The increase is attributable to several factors including significant growth in our subscriber base, an increase in revenue, an increase in the number of arrangements where the client bears the marketing costs, cost savings associated with marketing and subscription servicing expenses and improved economies of scale associated with general and administrative expenses.

      Interest Income and Expense. Interest expense decreased 11.3% to $1.1 million in 2002 from $1.2 million in 2001. The decrease is due to a reduction in interest expense of $1.1 million related to notes payable and vendor financing arrangements in 2001 offset by interest expense incurred during 2002 of $1.0 million related to the senior secured convertible note.

      Other Income. Other income increased to $90,000 in 2002 from other expense of $17,000 in 2001 due to the recognition of miscellaneous income items.

      Provision for Income Taxes. We recorded a valuation allowance against net operating loss carryforwards and other deferred tax assets due to uncertainty of their ultimate realization.

     Selected Quarterly Results of Operations

      The following table sets forth certain unaudited quarterly statements of operations data for each of the eight quarters in the period ended December 31, 2003. In the opinion of our management, this unaudited information has been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in the prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended

	2002				2003

	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

	(In thousands)
Statement of Operations Data:
Revenue	$18,858	$22,909	$27,146	$29,092	$35,242	$37,485	$38,033	$36,546
Operating Expenses:
Marketing and commissions	10,862	12,300	14,028	16,091	18,622	19,297	19,662	17,950	(1)
Subscription servicing	4,669	5,130	6,578	7,191	8,522	8,753	9,608	8,785
General and administrative	3,104	3,525	3,798	4,487	4,495	4,969	5,472	5,610

Total operating expenses	18,635	20,955	24,404	27,769	31,639	33,019	34,742	32,345

Operating income	223	1,954	2,742	1,323	3,603	4,466	3,291	4,201
Interest expense	(265)	(268)	(270)	(265)	(261)	(248)	(249)	(250)
Other income (expense)	(1)	(10)	1	100	13	(13)	(1)	13

Income (loss) before income taxes and minority interest	(43)	1,676	2,473	1,158	3,355	4,205	3,041	3,964
Income tax benefit (expense)	—	—	—	—	(84)	(84)	6,456 (2)	(1,477	)(3)
Minority interest in net loss of subsidiary	30	18	17	18	18	17	—	—

Net income	$(13)	$1,694	$2,490	$1,176	$3,289	$4,138	$9,497	$2,487

	Quarter Ended

	2002				2003

	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

	(In thousands)
Statement of Cash Flow Data:
Cash flow from:
Operating activities	$(6,510)	$(2,016)	$2,379	$4,794	$5,719	$1,391	$2,035	$2,017
Investing activities	(158)	(38)	(179)	(722)	(887)	(616)	(1,076)	(2,686)
Financing activities	(1,674)	(223)	(273)	(230)	(280)	(270)	(179)	(215)

	Quarter Ended

	2002				2003

	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

	(Dollars in thousands)
Other Data:
Depreciation and amortization	$463	$452	$415	$582	$511	$564	$450	$708

Subscribers at beginning of period	894,064	1,006,401	1,122,817	1,292,006	1,562,537	1,802,873	1,885,943	2,113,101
New subscribers	370,244	409,816	494,589	590,383	644,365	476,297	583,544	580,441
Cancelled subscribers within first 90 days of subscription	147,801	182,558	161,562	138,414	187,194	188,119	133,717	153,028
Cancelled subscribers after first 90 days of subscription	110,106	110,842	163,838	181,438	216,835	205,108	222,669	265,909

Subscribers at end of period	1,006,401	1,122,817	1,292,006	1,562,537	1,802,873	1,885,943	2,113,101	2,274,605

Total revenue	$18,858	$22,909	$27,146	$29,092	$35,242	$37,485	$38,033	$36,546 (4)
Revenue from transactional sales	(11)	(305)	(3,076)	(3,505)	(5,895)	(5,865)	(5,358)	(1,332)
Revenue from lost/ stolen credit card registry	(39)	(37)	(37)	(34)	(22)	(23)	(26)	(22)

Subscription revenue	$18,808	$22,567	$24,033	$25,553	$29,325	$31,597	$32,649	$35,192

	Quarter Ended

	2002				2003

	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

	(Dollars in thousands)
Marketing and commissions	$10,862	$12,300	$14,028	$16,091	$18,622	$19,297	$19,662	$17,950
Commissions paid on transactional sales	—	(128)	(1,666)	(2,391)	(3,336)	(3,298)	(3,129)	(712)
Commissions paid on lost/ stolen credit card registry	(4)	(3)	(3)	(4)	(3)	(4)	(3)	(2)

Marketing and commissions associated with subscription revenue	$10,858	$12,169	$12,359	$13,696	$15,283	$15,995	$16,530	$17,236

(1)	Marketing and commission expenses decreased from the third quarter 2003 to the fourth quarter 2003 due to reduced commissions associated with a reduction in revenue from sales of one-time reports to customers of Equifax Consumer Services.

(2)	For periods prior to the third quarter of 2003, we did not record a tax benefit from net operating losses but instead recorded an off-setting valuation allowance. The valuation allowance was required because it was more likely than not that some or all of the net deferred tax assets would not be realized. Based on recent positive and anticipated projected income it was determined that the valuation allowance was no longer necessary and we recognized a $6.5 million tax benefit in the third quarter of 2003.

(3)	Prior to realizing the deferred tax asset in the third quarter of 2003, income taxes were calculated and offset 90% by a deduction for net loss carryforwards. As a result of realizing the deferred tax asset associated with the balance of net loss carryforwards as of September 30, 2003, income tax expense in the fourth quarter of 2003 is calculated based on the statutory rate.

(4)	Total revenue decreased from the third quarter of 2003 to the fourth quarter of 2003 as the result of the termination of the three-bureau one-time report service we provided to a subsidiary of Equifax. Excluding revenue generated from these one-time reports, our revenue increased by 8% from the third to fourth quarter of 2003.

     The following table sets forth, for the periods indicated, certain items on our statement of operations as a percentage of revenue:

	Quarter Ended

	2002				2003

	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

Percentage of Total Revenue:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Marketing and commissions	57.6	53.7	51.7	55.3	52.8	51.5	51.7	49.1
Subscription servicing	24.8	22.4	24.2	24.7	24.2	23.4	25.2	24.0
General and administrative	16.5	15.4	14.0	15.5	12.8	13.3	14.4	15.4

Total operating expenses	98.9	91.5	89.9	95.5	89.8	88.2	91.3	88.5
Operating income	1.1	8.5	10.1	4.5	10.2	11.8	8.7	11.5
Interest expense	(1.4)	(1.2)	(1.0)	(0.9)	(0.7)	(0.7)	(0.7)	(0.7)
Other income	—	—	—	0.3	—	—	—	—

Income (loss) before taxes and minority interest	(0.3)	7.3	9.1	3.9	9.5	11.1	8.0	10.8
Income tax benefit (expense)	—	—	—	—	(0.2)	(0.2)	17.0	(0.1)

Minority interest in net loss of subsidiary	0.2	0.1	0.1	0.1	0.1	0.1	—	—

Net income (loss)	(0.1)%	7.4%	9.2%	4.0%	9.4%	11.0%	25.0%	10.7%

      Our quarterly revenue, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Quarter to quarter comparisons of our operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. Factors which may affect our financial results include: the number of new subscribers acquired in a quarter and the time during the quarter in which such subscribers are acquired; responses to customer solicitations; cancellations and renewals of subscriptions; market acceptance of our and our clients’ existing and new marketing programs; our ability to introduce new marketing programs on a timely basis; the introduction of marketing programs by our competitors; the demand for identity theft protection and credit monitoring services such as those we offer; the timing of investments in marketing program development; increased costs associated with maintenance and expansion of operations; reliability of vendors to support offered programs; and government regulation. Many of these factors are beyond our control.

      Our revenue has increased in each of the quarters through September 30, 2003 presented above. The decrease in the quarter ended December 31, 2003 was the result of the termination of the three-bureau one-time report service provided to the affiliate of Equifax. Excluding revenue generated from these one-time reports, our revenue increased by 8% from the third to fourth quarter of 2003. These increases have resulted primarily from an increase in our subscription base. Marketing and commission expenses have increased in each quarter through September 30, 2003 due to increased marketing efforts and commissions associated with an expanding subscriber base. Subscription servicing expense has increased in each quarter through September 30, 2003 due to increased data, personnel and facilities costs associated with our expanding subscription base. The decrease in marketing and commission expenses and subscription servicing expense in the quarter ended December 31, 2003 is a result of reduced commissions and data costs associated with the termination of the three-bureau one-time report service provided to the affiliate of Equifax. General and administrative expenses have increased in each quarter due to the hiring of additional personnel and expansion of facilities to meet our growth.

      Revenue growth in the second and third quarters of 2003 slowed as a result of having to adjust our sales methods to conform to new Federal Trade Commission rules regarding telemarketing. These changes included replacement of some free-to-pay offers with other offer terms, changes in telemarketing scripts and processes to comply with the new rules for free-to-pay offers, and coordination with clients and vendors to screen calls against the National Do Not Call Registry. To a lesser degree, revenue growth also slowed due to an increase in the mix of subscribers from indirect marketing arrangements in which either we recognize as revenue only the fee we bill the client, rather than the higher fee billed to the subscriber, or the service being offered is a lower-priced configuration. During the second and third quarters of 2003, we experienced an increase in the number of subscribers from indirect marketing arrangements. The number of subscribers from indirect marketing arrangements increased from 43% in the first quarter of 2003 to 46.5% in the second quarter and 49.5% in the third quarter. By the end of the third quarter and during the fourth quarter of 2003, we were adding new subscribers at levels similar to months prior to the Federal Trade Commission rule.

Liquidity and Capital Resources

      We have funded our operations principally with the $49.5 million in proceeds from a series of three preferred stock offerings and $20.0 million from the issuance of a senior secured convertible note. The convertible note accrues interest at a simple rate of 4.82% per annum on the outstanding balance and is payable on the earlier of November 2006 or the date of any permitted optional prepayment. The senior secured convertible note contains covenants which, among other things, limit our ability to make changes to our capital structure, engage in different businesses or in mergers, consolidations or acquisitions, issue equity securities, make loans and investments, incur or prepay indebtedness, create or incur liens, engage in transactions with affiliates, sell certain assets, make certain restricted payments, amend certain material agreements, change the compensation paid to certain key employees and issue stock options or make changes to our stock option plans. Upon closing of this offering, the preferred stock and the senior secured convertible note will automatically convert into shares of common stock, the restrictive covenants associated with the note will cease to apply and the accrued interest on the note will be extinguished.

      One of the restrictive covenants in the senior secured convertible note limits our ability to incur debt secured with our property unless such debt is “in an annual amount of less than $1,500,000.” We and our external legal counsel, Stroock & Stroock & Lavan LLP, as stated in the written legal opinion of Stroock & Stroock & Lavan LLP, believe that the restrictive covenant prohibits us from incurring additional secured debt in excess of $1,500,000 in any annual period and that we are in compliance with the covenant. The holder of the note, CD Holdings, however, contends that the covenant addresses aggregate debt incurred and not annual debt and, therefore, our total aggregate secured debt of $1.8 million as of December 31, 2003, exceeds the permitted amount, under the covenant, notwithstanding that we did not incur additional debt in excess of $1,500,000 in any annual period. While CD Holdings has not issued a notice of default or otherwise called the note, in the event that it were to call the note, and prevail in the dispute, the senior secured convertible note would be due and payable. Upon the closing of this offering, the senior secured convertible note held by CD Holdings will be converted automatically into 3,755,792 shares of our common stock, our obligation to pay interest will be extinguished and any covenants or other restrictions on us under the note and related agreements will be terminated. Accordingly, we do not believe that this asserted default of one of the restrictive covenants in the senior secured convertible note will have a material adverse impact on our liquidity and capital resources.

      At December 31, 2003, cash and cash equivalents were $14.4 million compared to $9.5 million at December 31, 2002. Our cash and cash equivalents are highly liquid investments and consist primarily of short-term U.S. Treasury securities. Our restricted cash balance at December 31, 2003 was $140,000 compared to $108,000 at December 31, 2002. Restricted cash consists of several certificates of deposit pledged as collateral, which all will mature in less than three years.

      Our liquidity is impacted by our ability to generate cash from operations and working capital management. Working capital increased during the year from $3.6 million at December 31, 2002 to $10.3 million at December 31, 2003, as a result of cash generated from operations and an increase in accounts receivable. Our accounts receivable balance has increased during the year as a result of an increase in the number of indirect marketing arrangements in which we bill the clients for services provided to their customers. Our accounts receivable balance consists of both credit card transactions that have been approved but not yet deposited to our account and several large balances with some of the top financial institutions. The likelihood of non-payment has historically been remote. Our allowance for doubtful account balance as of December 31, 2002 was established for the potential write-off of receivables from two vendors and a small retail institution currently under bankruptcy protection. The allowance was utilized in 2003 for its intended purpose. Our liquidity was also impacted by an increase in property and equipment expenditures. We invested over $6.5 million in upgrading and expanding our infrastructure, including the addition of a new information processing center and customer service center. Our liquidity will be impacted by the termination of the one-time report provided to Equifax Consumer Services, however, as a result of growth in other arrangements, the negative impact of the termination is not expected to have a material adverse impact on our future operations or liquidity.

Statement of Cash Flow Activity

      Net cash provided by operations was $11.2 million in 2003 compared to net cash used in operations of $1.4 million in 2002. The use of cash in 2002 includes the payment of a $2.8 million fee in connection with the restructuring of our contract for credit data processing costs and the payment of $2.6 million in deferred invoices related to vendor financing arrangements. Cash provided by operations will be impacted by the termination of the one-time report service provided to Equifax Consumer Services, however, as a result of growth in other arrangements, the negative impact of the termination of this service is not expected to have a material adverse impact on our future ability to generate cash from operations.

      Net cash used in investing activities was $5.3 million in 2003 compared to net cash used in investing activities of $1.1 million in 2002. Investing activities in 2003 are primarily the result of capital expenditures, less capital leases, related to upgrading and expanding our infrastructure to meet our growth including the opening of a second customer service center and a second information processing center during the fourth quarter of 2003. The expansion of our information processing and customer service centers was necessary to service our growing customer base. We feel the addition of these facilities will not have a negative effect on future results as these facilities permit future growth and will operate at the capacity required in relation to our subscriber base.

      Net cash used in financing activities was $944,000 in 2003 compared to net cash used in financing activities of $2.4 million in 2002. Financing activities in 2003 are related to principal payments on capital leases.

      Our short-term capital needs consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases, capital equipment leases and software licenses. In addition, we plan to invest in product development and expand into the small business, Canadian and Hispanic markets. We expect cash flow generated by operations and the proceeds from this offering will provide sufficient resources to meet our short-term obligations. Long-term capital requirements will consist of capital expenditures required to sustain our growth and contractual obligations with respect to facility leases, capital equipment leases and software licenses. We anticipate that continued cash generated from operations as well as proceeds from this offering will provide sufficient resources to meet our long-term obligations.

      We expect to incur significant marketing and commission expenses in the future as we continue our marketing efforts with existing clients and potential new clients. We expect to generate net income and positive cash flow for at least the next 12 months. We expect our general and administrative expenses will increase in the future as we expand our personnel and infrastructure to meet our growth and as we incur additional costs related to being a public company, including directors’ and officers’ insurance, investor relations programs and increased professional fees primarily related to meeting the compliance requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Based on current plans, we believe that our existing cash and cash equivalents combined with expected positive cash flow and the proceeds from this offering will be sufficient to fund our operations for at least the next 12 months.

      The following table sets forth information regarding our contractual obligations:

		Year Ending December 31,
Contractual Obligations at
December 31, 2003	Total	2004	2005	2006		2007	2008	Thereafter

Senior secured convertible note	$20,000,000	$—	$—	$20,000,000	(1)	$—	$—	$—
Capital leases	1,920,334	904,153	724,816	291,365		—	—	—
Operating leases	7,730,998	1,302,503	1,185,294	1,164,560		1,160,272	1,053,217	1,865,152
Software license arrangements(2)	2,610,000	1,090,000	920,000	600,000		—	—	—

Total	$32,261,332	$3,296,656	$2,830,110	$22,055,925		$1,160,272	$1,053,217	$1,865,152

(1)Upon the closing of this offering, this note will be converted automatically into shares of our common stock.

(2)We do not have any other purchase obligations.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate

      We currently do not maintain any credit facilities, therefore, any increase in the commercial lending rate or the Federal Funds rate would not be material to our financial position or results of operations. We do not currently hedge interest rates with respect to our outstanding debt.

  Foreign Currency

      We have international sales in Canada and, therefore, are subject to foreign currency rate exposure. We collect fees from subscriptions in Canadian currency and pay a portion of the related expenses in Canadian currency, which mitigates our exposure to currency exchange rate risk. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions. We have determined that the impact of a near-term 10% appreciation or depreciation of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows. We do not maintain any derivative instruments to mitigate the exposure to translation and transaction risk; however, this does not preclude our adoption of specific hedging strategies in the future. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. The foreign exchange transaction gains and losses are included in our results of operations, and were not material for all periods presented.

  Fair Value

      We do not have material exposure to market risk with respect to investments, as our investments consist primarily of short term U.S. Treasury securities. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

BUSINESS

Overview of Our Company

      We provide identity theft protection and credit management services on a subscription basis to our subscribers. Our services principally are marketed to customers of our clients and branded and tailored to meet our clients’ specifications. Our clients are principally credit and charge card issuing financial institutions. Our subscribers purchase our services either directly from us or through arrangements with our clients.

      Our services include daily, monthly or quarterly monitoring of our subscribers’ credit files at one or all three of the major credit reporting agencies, Equifax, Experian and TransUnion. We deliver our services online or by mail to our subscribers in a user-friendly format. We also offer credit score analysis tools, credit education, a consumer fraud resource center and identity theft cost coverage.

      Our services enable our subscribers to:

•	Guard against identity theft and its detrimental effects by periodically monitoring their credit files at one or all three major credit reporting agencies for changes that may indicate identity theft. Based on such information, subscribers may take actions to prevent or mitigate identity theft and speak to our identity theft customer service specialists. Through a master policy issued by a third-party insurer, some of our subscribers receive coverage for the out-of-pocket costs of correcting a stolen identity.

•	Review their credit profiles in an easy to understand format, analyze their credit records and credit scores and keep informed of changes to their credit records on a daily, monthly or quarterly basis. Using our services, subscribers may verify the accuracy of and monitor changes to their credit records at the credit reporting agencies. Our services also help subscribers learn how their credit scores change with varying events and how to correct errors on their credit reports.

      We provide our services to subscribers principally under the private label brands of our clients, including fifteen large financial institutions. Among those clients are financial institutions that constituted approximately 72% of the credit card market in the United States as of December 31, 2002, based on information from Card Source One. At December 31, 2003, we had 25 clients, and an additional 39 financial and other companies were offering our services through arrangements with our clients.

      We customize our services, branding and pricing to our clients’ specifications. We believe that our services enable our clients to increase customer loyalty, generate a recurring stream of commission and fee income and enhance other client offerings.

      Our subscriber base grew from approximately 57,000 at the end of 1997 to approximately 2.3 million subscribers as of December 31, 2003. Our revenue grew from $1.0 million in 1997 to $147.3 million in 2003. We became profitable in the second quarter of 2002 and have been profitable in every subsequent quarter. We generated pre-tax income for 2003 of $14.6 million.

Market Opportunity

      We believe that one of the keys to growth in our company and industry is the increased awareness by consumers of the importance of monitoring and understanding their credit records to prevent and mitigate the effects of identity theft. “Identity theft,” as defined in the Identity Theft Survey Report (September 2003) sponsored by the Federal Trade Commission, means misuse of a person’s name or personal information, which includes opening new fraudulent credit card accounts or loans. This kind of identity theft often results in monetary loss borne by the victim, damage to the victim’s credit record and other detrimental effects. Our services are designed to prevent or mitigate this type of identify theft. Identity theft also means the misuse of existing accounts, such as fraudulent charges on a consumer’s credit card. The monetary losses associated with this type of fraud are typically borne by financial institutions. The Federal Trade Commission’s Identity Theft Survey Report, based on a survey conducted in the Spring of 2002, found that identity theft struck almost 10 million individuals in the United States in the 12 months prior to the survey. More than three million of those individuals were victimized by the opening of new accounts and, as a result, suffered an average loss of $1,180 and spent an average of 60 hours to address the problem. According to the Identity Theft Survey Report, almost 40% of new account identity theft victims discovered the problem by monitoring their accounts. Our services include daily monitoring and notification of credit file changes that may indicate identity theft, including the opening of new accounts, changes of address and account inquiries.

      We believe that another source of growth is the increased awareness by consumers of the importance of their credit files and credit scores. According to data released by the Federal Reserve Bank, consumer debt in the United States grew from $3.6 trillion in 1990 to $8.7 trillion in the first quarter of 2003. This growth together with changes in the federal Fair Credit Reporting Act and state laws and increasing coverage by the media have made consumers aware of how their credit files and credit scores impact the availability of credit.

      We believe these concerns are creating a growing market for our services. According to an Online Banking Report (June 28, 2002), the market for consumer-direct credit reporting is estimated to range from $350 million to $2 billion by 2007, with a mid-range projection of $1 billion.

Our Services

      We provide a flexible and diversified suite of identity theft protection and credit management services that are branded and tailored to meet the specifications of our clients. These services are marketed and delivered to customers of our clients on a subscription basis. Our services may be provided in different configurations containing one or more of the following features:

Service Features	Description

Credit profile	An easy-to-read initial presentation of the subscriber’s credit files at one or all three of the major credit reporting agencies.
Daily credit monitoring and notification	Daily monitoring and notification of significant potential identity theft indicators in the subscriber’s credit files at one or all three major credit reporting agencies.
Periodic updates	Complete update of changes to the subscriber’s credit files at one or all three major credit reporting agencies.
Credit score and analysis tools	A periodic credit score comparable to scores used by many consumer lenders based on the data from one or all three major credit reporting agencies, tracking of that score against previously reported scores, and an online credit score simulation tool that allows the subscriber to test different credit management scenarios.

Service Features	Description

Credit education	Printed or online information, together with live access to our trained credit education specialists, to assist subscribers in understanding their credit profiles, credit scores and changes to their reported credit information.
Fraud resource center	Access to our specialists for assistance in the event of identity theft or fraud. In addition, the fraud resource center is available to any financial institution on a fee basis for use by their customers, whether or not the customers are subscribers.
Identity theft cost coverage	Coverage through our insurer for certain costs incurred by the subscriber to correct an identity theft incident.
Fraud alert reporting service	In the event of a lost or stolen card incident, we provide the subscriber with automatic enrollment in the credit monitoring service, notification of the subscriber’s designated card issuers and assistance in obtaining an optional cash advance from the subscriber’s card issuer.

      Our services are offered principally on a monthly subscription basis. Subscription fees are generally billed directly to the subscriber’s credit card on a monthly basis. The prices to subscribers of various configurations of our services range from $4.99 to $12.99 per month. Our monthly subscription model offers higher customer solicitation response rates and higher annualized prices than the annual subscription model.

      A substantial number of our subscribers cancel their subscriptions each year. Because there is a cost to acquire a new subscriber, particularly if acquired by direct marketing, subscribers contribute more to our operating results after they have been retained for at least one year. To improve retention, we have undertaken a number of measures. For example, we emphasize subscriber retention in our customer service and service delivery processes. In particular, we focus on frequent, high-quality and responsive subscriber contact to enhance subscriber loyalty. We have trained a number of customer service representatives to retain subscribers who express uncertainty about the benefits of our services or otherwise suggest they want to cancel their subscriptions.

      Since our founding in 1996, we have continued to add new service features, as detailed below.

1997–2000	2001	2002	2003	In Development

3 bureau profile 3 bureau monthly monitoring Fraud alert reporting service offline	Small business credit
  services
1 bureau daily
  monitoring
Quarterly updates
ID theft cost
  coverage
1 bureau credit score
  and simulator
Online subscriber
  services
Online and PDA
  notice delivery
Sales website and
tools	Personal finance tools Fraud alert reporting services online New client website application template Improved credit score and analysis Enhanced credit score simulator	3 bureau daily
  monitoring
3 bureau report with
  FICO® credit score
Canadian services
3 bureau score and
  analysis
Clients’ product
  and service
  enhancements
ID theft resource
  center for financial
  institutions’
  non-subscriber
			customers	Automated telephonic notification Expanded small business services Hispanic market initiative Financial fraud prevention tools

      We continue to enhance our current services and to offer creative marketing and service delivery solutions to achieve our clients’ objectives. Our new service development strategy follows two equally important paths:

•	First, we have on-going initiatives to expand our current services to include expanded daily monitoring services, methods of faster notice delivery, enhancement of our branded services websites, improvements in the presentation of various reports, and expanded credit score analysis.

•	Second, we have a strategy to modify or adapt our services to reach into new markets and build on our current infrastructure and distribution channels to acquire new subscribers. For example, we launched our first non-U.S. marketing initiative in Canada in April 2003. In addition, we plan to utilize our current suite of credit solutions to market our identity theft protection and credit management services within the U.S. Hispanic community, we expect an increase in distribution of our services as enhancements to our clients’ own offerings, and we plan to introduce an expanded version of our small business service marketed to our clients’ small business customers on a private label basis.

Growth Strategy

      Our growth has been the result of our success in expanding our subscriber base and in attracting and retaining clients who market our services to their customers. We have supported our growth by enhancing our services and maintaining profitable prices. We expect to generate continued growth from:

•	Increasing subscribers from our existing clients’ customer bases: Based on the marketing plans we have developed with our clients, we believe that our clients’ customers represent significant opportunities for further subscriber growth and the replacement of subscribers lost in the ordinary course of business.

•	Diversifying and expanding our client base: We added several new large financial institutions as clients in 2003, and plan to continue to increase the number of financial institutions utilizing our services. We have diversified from our historical credit and charge card issuer client base into other financial services markets, such as the mortgage, consumer banking and insurance industries. In addition, we intend to add such channels as direct-to-consumer financial service sales organizations and selected membership groups and associations.

•	Expanding into the Canadian and U.S. Hispanic markets: Our Canadian initiative, launched in April 2003, is our first non-U.S. marketing initiative. Through our U.S. Hispanic initiative, we will market our identity theft protection and credit management services within the U.S. Hispanic community, which currently comprises approximately 38.8 million people.

•	Developing new service offerings: We continue to develop and enhance our identity theft protection and credit management services. For example, in December 2003 we introduced what we believe is the first service to provide ongoing daily monitoring of credit files at all three major credit reporting agencies. We also are developing new fraud detection and prevention services using non-credit reporting agency data and advanced proprietary technology. We plan to begin marketing these services to financial institutions in 2004.

•	Distributing certain of our services as enhancements to our clients’ product and service offerings: Our clients offer certain of our services as enhancements to their own products and services.

•	Building our small business services: Based on the U.S. Department of Commerce, Bureau of Census and the Small Business Administration, there were 22 million small businesses (businesses with fewer than 100 employees) in the United States as of 2002. We plan to address this market with an expanded version of our small business service. This service will include credit profiles of and credit information monitoring for business owners and their businesses. In addition, we will provide these small businesses with access to credit analysis and ongoing monitoring of business credit information about their customers and suppliers. This service will be marketed to our clients’ small business customers on a client-branded basis.

•	Evaluating selected strategic opportunities: We will evaluate and may engage in strategic acquisitions and partnership opportunities that capitalize on our knowledge and capabilities in identity theft protection, credit management and branded delivery of services for financial institutions and other clients.

Our Clients

      In 1997, we began teaming with leading credit and charge card issuers to provide our services to customers. These charge and credit card issuer clients currently account for the majority of our existing subscriber base. We believe our success in attracting and retaining these clients is attributable to the following:

•	Established reputation as a trusted provider: We believe we were the first company to offer a comprehensive reporting service to monitor all three major credit reporting agencies, and we strive to continue to offer an innovative and comprehensive range of services on and offline. We believe that we offer a high degree of security and confidentiality to our clients and their customers.

•	Client-branded services and customer loyalty: We have focused our efforts on developing client-branded services, which we believe enable our clients to differentiate themselves in their competitive landscape, reinforce their brands and enhance their customer loyalty. For charge and credit card issuers, managing cardholder “churn” has been particularly challenging over the past few years, and we believe our services, which are intended to enhance card issuers’ customer loyalty, help address this challenge. Our program materials, customer service representatives and marketing efforts are all focused on customization, conforming to the clients’ requirements, and as a result enhancing their brands and customer retention rates.

•	Flexible turnkey solutions: We strive to employ a flexible approach to each client arrangement, tailoring the service configurations and economic arrangements to meet the specific needs of each client.

•	Recurring revenue model: Our clients receive commissions or fees from us in connection with each customer who subscribes to our services, providing our clients with a recurring revenue stream.

•	Combination of online and offline customer communication and service delivery options: We provide online features and offer custom solutions to support our clients’ web-based marketing strategies. Combined with our extensive offline marketing and customer service capabilities, we believe we are capable of delivering comprehensive marketing options for our clients.

      With certain of our financial institution clients, we have broadened our marketing efforts to access demand deposit accounts and mortgage accounts, selling at the point of personal contact in branches as well as through our historical marketing channels. We are also seeking to augment our client base by expanding relationships with select insurance companies, mortgage companies, utility companies, web and technology companies and other service providers with significant market presence and brand loyalty.

Our Client Arrangements

      We or our clients market our services to our clients’ customers. This “client-endorsed” marketing approach capitalizes on the client’s brand equity with its customers. This marketing approach is employed through direct, indirect and shared marketing arrangements. These arrangements are distinguished from one another by the allocation between our clients and us of the economic risk and reward of the marketing campaigns. The general characteristics of each arrangement are described below, although the arrangements with particular clients may contain unique characteristics:

•	Direct marketing arrangement: Under direct marketing arrangements, we bear most of the new subscriber marketing costs and pay our client a commission for revenue derived from subscribers. These arrangements generally result in negative cash flow over the first several months after a program is launched due to the upfront nature of the marketing investments.

•	Indirect marketing arrangement: Under indirect marketing arrangements, our client bears the marketing expense and pays us a service fee or percentage of the revenue. Because the subscriber acquisition cost is borne by our client under these arrangements, our revenue per subscriber is typically lower than that under direct marketing arrangements. Indirect marketing arrangements generally provide immediate positive cash flow and the ability to obtain subscribers and utilize marketing channels that the clients otherwise may not make available. In addition, we generally experience improved retention under these indirect marketing arrangements.

•	Shared marketing arrangement: Under shared marketing arrangements, marketing expenses are shared by us and the client in various proportions, and we may pay a commission to or receive a service fee from the client. Revenue generally is split in proportion to the investment made by our client and us.

      The classification of a client relationship as direct, indirect or shared is based on whether we or the client pay the marketing expenses. Our accounting policies for revenue recognition, however, are not based on the classification of a client arrangement as direct, indirect or shared. We look to the specific client arrangement to determine the appropriate revenue recognition policy, as discussed in detail in note 2 to our consolidated financial statements.

      Our typical contracts for direct marketing arrangements, and some indirect and shared marketing arrangements, provide that after termination of the contract we may continue to provide our services to existing subscribers under the same economic arrangements (but not necessarily on the same terms) as had existed with our clients before termination. Under some of our contracts, primarily those for indirect marketing arrangements, the client may upon termination require us to cease providing services to their customers under existing subscriptions. Clients under some contracts may also require us to cease providing services to their customers under existing subscriptions if the contract is terminated for material breach by us.

      In all cases, a client may not deliver or use another provider to deliver similar services to subscribers without first obtaining the authorizations of the subscribers, in accordance with the requirements of the federal Fair Credit Reporting Act, to obtain their credit files from the consumer reporting agencies. To obtain our services, the subscriber provides its authorization directly to us. We believe that the authorization is not transferable.

      Revenue from subscribers obtained through our largest clients in 2002 and 2003, as a percentage of our total revenue, was: Discover — 35% and 18%, American Express — 29%

and 23%, Citibank — 14% and 15%, Capital One (through our relationship with Equifax) — 3% and 20%, and Equifax — 7% and 10%, respectively.

      We historically marketed with Discover under a direct marketing arrangement. In 2002 we initiated an indirect marketing arrangement with Discover and began to reduce the number of new subscribers obtained under the direct arrangement as we increased marketing under the indirect arrangement. As a result of the new arrangement, while total subscribers from Discover has increased, total revenue has decreased and our revenue per subscriber from Discover has decreased. In connection with this new marketing arrangement, however, we no longer incur marketing costs or commissions. The direct marketing agreement with Discover terminates on April 30, 2004. The indirect marketing agreement with Discover may be terminated by Discover upon 60 days’ prior notice.

      Our relationship with American Express Travel Related Services, or American Express, is a shared marketing arrangement under an agreement that may be renewed annually by American Express. If that agreement terminates, we have the right to provide our services to existing American Express subscribers for at least two years.

      We had a direct marketing arrangement with Citibank (South Dakota), N.A., or Citibank, under an agreement that expired on December 31, 2002. This arrangement was replaced by a direct marketing arrangement under an agreement that remains in effect until terminated by either party upon 90 days’ prior notice. If that agreement terminates, we may provide our services to existing Citibank subscribers for at least three years. In December 2003, we also entered into an indirect marketing arrangement with Citibank under an agreement which may be terminated by either party on 90 days’ prior notice.

      At the time of Equifax’s initial investment in us in November 2001, we entered into a master agreement with Equifax. The master agreement continues until November 26, 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon 12 months’ prior notice. Even if the master agreement is not terminated, however, either party may terminate the receipt of particular services from the other party on 60 days’ prior notice.

      Under the master agreement, we provide our identity theft protection and credit management services to customers of Capital One, which markets those services under an agreement between Capital One and Equifax. The service materials identify us to the subscribers as the provider of those services, using Equifax data. Pursuant to our master agreement with Equifax Consumer Services, Equifax Consumer Services may not modify its agreement with Capital One, waive any right applicable to us or take any discretionary action under that agreement, without our approval. As with our other clients, our client services department is the primary contact with Capital One for ongoing management of our services for Capital One customers. Our client services department reviews and coordinates all marketing efforts and service fulfillment issues, involving as necessary other departments, such as our marketing and communications, information technology and operations departments. With respect to Capital One, we coordinate with Equifax through our quarterly meetings with Capital One and Equifax, and as necessary for initiatives or issues that require prior approval by Equifax or an amendment of our contract with Equifax, such as the addition of new services that we agree to provide under the arrangement between Capital One and Equifax.

      Also under the master agreement, we were providing to customers of Equifax a one-time, non-subscription report with data from Equifax, Experian and TransUnion for delivery online. Equifax Consumer Services terminated our provision of that service effective October 16, 2003, when it began to provide those services directly to consumers. The revenue for this report was one-time transactional revenue. As a result, in 2004 we will not have revenue from sales of that report, which was $15.2 million, or 10% of our revenue, in 2003. The contribution to our operating income from these sales was significantly lower as a percentage of revenue than that of our subscription business. We continue to provide Equifax customers with credit monitoring services delivered offline. The revenue for such services constituted less than 1% of our revenue in 2003, and is not expected to constitute a higher percentage of our revenue in 2004. We also are in discussions with Equifax about providing online credit monitoring services to Equifax customers in Canada.

Operations

      Our operations platform, which consists principally of customer service, information processing and technology, is strategically aligned to provide our subscribers with what we believe is a high quality suite of services. Additionally, all of our services are tailored to meet our clients’ requirements for branding and presentation, service levels, accuracy and security.

Customer Service

      We believe that customer satisfaction can be best achieved by responding quickly to subscriber requests with value-added responses and solutions. In addition, we believe that our ability to meet our customer satisfaction objectives is enhanced by our policy of recruiting, hiring, training, retaining and managing in-house customer service representatives who are focused exclusively on identity theft protection and credit management services.

      Prior to working with subscribers, service representatives are assigned to an experienced mentor during their training period and are required to complete a two-week training program focused on the fundamentals of the credit industry, regulation, credit reporting and our programs. In addition, these specialists participate in a three-week on-the-job training program on customer service where they are taught technical service quality. New service representatives must participate in experiential call simulations until they achieve competency, but all of our service representatives are monitored under our quality programs on a regular basis. We also are required to meet the customer service standards specified by our clients.

      We maintain an in-house customer care center in Chantilly, Virginia and have recently opened a center in Rio Rancho, New Mexico. Between the two centers, we have the capability to house 390 representatives. We have also outsourced to a strategic vendor for up to an additional 50 customer service representatives who are trained to handle billing inquiries and subscription questions.

     Information Processing

      Our in-house information processing capabilities provide prompt, high quality and cost-effective delivery of subscribers’ private data to their homes on a private label basis. Proprietary software creates, tracks and stores the consolidated credit data that we provide to subscribers. In addition, to ensure security of subscribers’ private data, every credit report delivered to subscribers is electronically inspected to ensure that the report is being sent to the correct person.

      To augment the capabilities of our original center in Chantilly, Virginia, we opened a second processing center in Manassas, Virginia, in November 2003, enabling us to more than double our delivery capabilities and provide for contingency back up. Both facilities use proprietary page-level, optical tracking systems to assure delivery.

      We also make available our services to most customers via the Internet. Upon enrollment, every subscriber is provided a PIN that enables immediate activation and access to the service online. We deliver these services through client-branded websites.

     Information Technology

      We have made and are continuing to make significant investments in technology to enable continued growth in our subscriber base, provide flexible solutions to our subscribers and our clients, and offer a secure and reliable platform to build on. Our customer resource management platform, which is the basis for our service delivery, integrates certain industry and application specific software. Since inception we have contracted a certain portion of our credit data processing to Digital Matrix Systems, Inc. We have contracted for a portion of our web development to nVault Inc. We have implemented a defense-in-depth approach to security which includes multiple firewalls to segregate LAN segments, intrusion detection systems on each LAN segment, strong encryption for Internet-based subscriber interactions, proprietary methods in the online environment for dynamically creating logical views and encrypting passwords that prevent unauthorized viewing of subscriber information, and encryption of sensitive data within online databases. We have successfully passed numerous audits by our largest clients and obtained a TruSecure Corporation Web Certification.

      As our subscriber base continues to grow, we have undertaken several projects to ensure that the infrastructure expands with client and subscriber needs. In 2003, we installed a redundant backup location in the Dallas, Texas area for the back office operations and a second online data center in the Virginia area to supplement our data center in Canada that we outsource to a hosting facility in Canada. At the application level, the applications are fully multi-threaded and multi-tiered. Our back office and online environments are designed with high volume processing in mind and are constructed to optimize both the online environment for interactive speed and the back office environment for bulk processing and reporting performance.

Credit Data Suppliers

      Under our agreements with Equifax, Experian and TransUnion, we purchase data for use in providing our services to consumers. The Experian and Trans Union contracts may be terminated by them on 30 days and 60 days notice, respectively. The Equifax contract continues until November 26, 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon 12-months’ prior notice. Each of these credit reporting agencies is a competitor of ours in providing credit information directly to consumers.

Competition

      The consumer credit information services industry is competitive. There are a number of divisions or subsidiaries of large, well-capitalized firms with strong brand names that operate in the industry. We compete with these firms to provide our clients’ customers with identity theft protection and credit monitoring services. We compete for these clients on the basis of our reputation in the market, ability to offer client-branded solutions, flexible service configurations, high quality standards and price.

      We believe that our principal competitors include: Equifax and its subsidiary, Privista; Experian and its subsidiary, Consumerinfo.com; TransUnion and its subsidiary, Truelink; MyFICO.com, a division of Fair Isaac Corporation; The First American Corporation, and its subsidiary CREDCO; and PrivacyGuard, a division of Trilegiant Corporation (an affiliate of Cendant Corporation). We believe that these competitors primarily market their services directly to the consumer through the Web, except for Trilegiant and CREDCO, which we believe primarily market offline and compete with us for financial institution clients.

Government Regulation

      Our business is subject to a variety of laws and regulations, some of which are summarized below. Should we fail to comply with these laws or regulations, we could be subject to a variety of criminal and civil enforcement actions, lawsuits and sanctions, any of which could have a material adverse effect on our company. Changes in these laws or regulations, or new laws or regulations, could affect our business.

     Credit Reporting Laws

      Our services involve the use of consumer credit reports governed by the federal Fair Credit Reporting Act. The Fair Credit Reporting Act establishes a set of requirements that “consumer reporting agencies” must follow in conducting their business. A “consumer reporting agency” generally means any person who for monetary fees regularly engages in assembling consumer credit information for the purpose of furnishing consumer reports to third parties. Each of the major credit reporting agencies is a “consumer reporting agency” under the Fair Credit Reporting Act. While we are not a “consumer reporting agency” within the meaning of the Fair Credit Reporting Act, certain provisions of the Fair Credit Reporting Act apply to users of consumer reports and others, such as ourselves. In addition, we are required by our contracts with Equifax, Experian and TransUnion, to comply with certain requirements of the Fair Credit Reporting Act. Some states have adopted laws and regulations governing the use of consumer credit information. Many of those laws are similar in effect to the Fair Credit Reporting Act, although some states laws have different provisions.

      Laws in several states, including Colorado, Georgia, Illinois, Maine, Maryland, Massachusetts, New Jersey and Vermont, require consumer reporting agencies to provide each consumer one credit report per year (or two credit reports, in the case of Georgia) upon request without charge. On December 4, 2003, the President signed into law certain amendments of the Fair Credit Reporting Act. Among other things, these amendments provide consumers the ability to receive one free consumer credit report per year from each major consumer reporting agency, and require each consumer reporting agency to provide the consumer a credit score along with his or her credit report for a reasonable fee as determined by the Federal Trade Commission. We are not required to comply with these requirements because we are not a consumer reporting agency. These laws do apply to the three major credit reporting agencies from which we purchase data for our services. The rights of consumers to obtain free annual credit reports from consumer reporting agencies, and credit scores for a fee could cause consumers to perceive that the value of our services is reduced or replaced by those free credit reports, which could have a material adverse effect on our business. Historically, we have marketed our services to consumers in the states that allow consumers to receive a free credit report annually, and we believe that the availability of free credit reports has not impeded acceptance of our services by consumers in those states.

     Privacy

      Generally, the Gramm-Leach-Bliley Act governs information about consumers received or obtained by “financial institutions.” The Gramm-Leach-Bliley Act, together with implementing regulations adopted by the Federal Trade Commission and other federal agencies, require, among other things, that financial institutions issue privacy policies to consumer customers and comply with various restrictions on use and disclosure of “nonpublic personal information.” The Gramm-Leach-Bliley Act and implementing regulations also restrict the use and disclosure of nonpublic personal information by non-financial institutions that receive such information from financial institutions. Some of our business, including use of nonpublic personal information we receive in connection with our services, is subject to the Gramm-Leach-Bliley Act and implementing regulations. In addition, some states have or may adopt laws applicable to the privacy of consumer information.

     Marketing Laws and Regulations

      The Federal Trade Commission and virtually all state attorneys general have authority to prevent marketing activities that constitute unfair or deceptive acts or practices. Certain forms of marketing are subject to more specific laws and regulations.

      Telemarketing of our services is subject to federal and state telemarketing regulation. Federal statutes and regulations adopted by the Federal Trade Commission and Federal Communications Commission impose various restrictions on the conduct of telemarketing. The Federal Trade Commission also has enacted the national Do Not Call Registry, which enables consumers to elect to prohibit telemarketers from calling them. We may not be able to reach potential subscribers because they are placed on the national Do Not Call Registry. Many states have adopted, and others are considering adopting, statutes or regulations that specifically affect telemarketing activities. Although we do not control the telemarketing firms that we engage to market our programs, in some cases we are responsible for compliance with these federal and state laws and regulations.

      Federal and state legislatures are considering or have enacted various laws governing email communications. While most of these laws concern unauthorized emails known as “spam,” and thus do not apply to our activities, they may affect our use of email to market to or communicate with subscribers or potential subscribers.

     Canadian Laws

      Various Canadian federal and provincial laws govern our services in Canada, including provincial credit reporting laws similar in scope to the Fair Credit Reporting Act in the United States and privacy laws. Many of these laws vary by province.

Intellectual Property

      We consider certain of our processes, systems, methodologies, databases, tangible and intangible materials and software and trademarks to be proprietary. We rely on a combination of trade secret, patent, copyright, trademark and other laws, license agreements and nondisclosure, noncompetition and other contractual provisions and technical measures to protect our proprietary and intellectual property rights. Various tools available for use on our website utilize software under license from several third parties. We do not believe that these software licenses are material to our business, and believe that they may be replaced on similar terms with software licensed from other third parties or developed by us or on our behalf, including by vendors currently under contract with us. When we market our services in client-branded programs, we rely on licenses from our clients to use their trademarks.

Employees

      As of December 31, 2003, we had 399 full-time employees and 7 part-time employees. Our future performance depends significantly on the continued service of our key personnel. None of our employees are covered by collective bargaining arrangements. We believe our employee relations are good.

Facilities

      We lease our headquarters and other facilities in Chantilly, Virginia. The combined facilities are approximately 59,671 square feet and our leases expire in 2007 and 2009. In addition, we lease a customer service facility in Rio Rancho, New Mexico, which is approximately 28,000 square feet, and we lease an information processing facility in Manassas, Virginia, which is approximately 8,185 square feet. The lease on our Rio Rancho, New Mexico facility is due to expire in 2013, and the lease on our Manassas, Virginia facility is due to expire in 2008. We believe that our facilities will support our future business requirements or that we will be able to lease additional space, if needed, on reasonable terms.

Legal Proceedings

      We are not actively involved in any litigation that could reasonably be expected to have a material adverse effect on our business or results of our operations.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers are as follows:

Name	Age	Position

Michael R. Stanfield	53	Chairman, Chief Executive Officer and Director
Kenneth D. Schwarz	51	Chief Financial Officer
Robert LaFin(1)	52	Executive Vice President and Chief Marketing Officer
Charles Patrick Garner	55	Executive Vice President — Strategic Initiatives
Neal Dittersdorf	44	Senior Vice President and General Counsel
Thomas G. Amato	58	Director
Donald T. Heroman(2)	52	Director
Thomas L. Kempner	76	Director
David A. McGough	45	Director
Norman N. Mintz	69	Director
David M. Phillips	65	Director
Steven F. Piaker	41	Director
William J. Wilson	67	Director

(1)	We expect that on or about May 31, 2004, by mutual agreement, Mr. LaFin will cease to serve as our officer and continue to perform certain of his current functions as our consultant. Mr. LaFin’s former duties will be performed primarily by Mr. Garner.

(2)	Mr. Heroman has indicated that he will resign from our board of directors upon the sale of the 3,250,000 shares of our common stock being sold by CD Holdings in this offering. If CD Holdings does not sell its shares in this offering, Mr. Heroman intends to remain on our board of directors.

     All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

      Michael R. Stanfield co-founded CreditComm, the predecessor to Intersections, in May 1996 and has been Chairman, Chief Executive Officer and a Director since that time. Mr. Stanfield joined Loeb Partners Corporation, an affiliate of Loeb Holding Corporation, in November 1993 and served as a Managing Director at the time of his resignation in August 1999. Mr. Stanfield has been involved in management information services and direct marketing through investments and management since 1982, and has served as a director of CCC Information Services Inc. and BWIA West Indies Airways. Prior to beginning his operational career, Mr. Stanfield was an investment banker with Loeb, Rhoades & Co. and Wertheim & Co. He holds a B.B.A. in Business Administration from Emory University and an M.B.A. from Columbia University.

      Kenneth D. Schwarz has served as our Chief Financial Officer since May 1999. From November 2002 to October 2003, Mr. Schwarz served as our Chief Operating Officer. Prior to joining Intersections, from August 1996 to May 1999, Mr. Schwarz served as Senior Vice President, Finance of WinStar Communications. Mr. Schwarz previously held positions with Cable & Wireless, Unitel Communications and MCI Communications, and is a C.P.A. who worked with Touche Ross from 1976 to 1981. He holds a B.S. and an M.B.A. from Indiana University.

      Robert LaFin has served as our Executive Vice President and Chief Marketing Officer since December 2002. From January 2000 to December 2002, Mr. LaFin served as our Senior Vice President. Prior to joining Intersections, he served as sole proprietor of RLF Management Group from January 1995 to January 2000, where his responsibilities included independent broker and consulting work. Mr. Lafin’s experience includes management of a wide variety of marketing strategies for Fortune 1000 companies in industries such as banking, insurance and health care. He holds a B.A. from the University of Illinois and an M.B.A. from Roosevelt University.

      Charles Patrick Garner has served as our Executive Vice President — Strategic Initiatives since February 2004. Prior to that, Mr. Garner had served on our board of directors since January 2003. He was a Senior Vice President of Nextel Communications, Inc. from January 2002 until December 2003, focusing on the consumer business segments. Prior to joining Nextel, from May 2000 until December 2001, Mr. Garner served as Chief Executive Officer of The Motley Fool, Inc. From June 1970 until April 2000, Mr. Garner served in various positions at Coca-Cola Company, most recently as President, Southeast and West Asia Division.

      Neal Dittersdorf has served as our Senior Vice President and General Counsel since February 2003. From January 2002 to January 2003, Mr. Dittersdorf was of counsel at the law firm of Venable, Baetjer, Howard & Civiletti LLP. He was employed by Credit Management Solutions, Inc. from July 1997 to June 2001, where he served as Deputy General Counsel and then General Counsel. He previously founded information and technology law practices at two national law firms, and was a Trial Attorney with the U.S. Department of Justice, Civil Division. He holds a B.A. from Brandeis University and a J.D. from New York University School of Law.

      Thomas G. Amato has served on our board of directors since January 2004. Mr. Amato served as Chief Financial Officer of Wavesmith Networks, Inc. from October 2001 until August 2002, and as Vice President and Chief Financial Officer of Tachion Networks, Inc., from January 2000 to September 2001, both of which are privately-held telecommunications equipment companies. Prior to joining Tachion Networks, Mr. Amato served as Vice President and Chief Financial Officer of Dialogic Corporation from May 1997 until its sale to Intel Corporation in July 1999, at which time Mr. Amato became Vice President and Chief Financial Officer of the Dialogic Division of Intel Corporation until January 2000.

      Donald T. Heroman has served on our board of directors since October 2003. Since November 2002, Mr. Heroman has served as Corporate Vice President and Chief Financial Officer of Equifax. Prior to joining Equifax he served from August 2001 until November 2002 as Executive Vice President and Chief Financial Officer of People’s Bank in Bridgeport, CT. Before joining People’s Bank, he was Senior Vice President and Treasurer of SunTrust Banks, Inc. from 1988 until July 2001.

      Thomas L. Kempner has served on our board of directors since CreditComm’s inception. For more than five years, Mr. Kempner has been Chairman and Chief Executive Officer of Loeb Holding Corporation and its predecessors. Mr. Kempner is currently a director of Alcide Corporation, CCC Information Services Group, Inc., Dyax Corporation, FuelCell Energy, Inc., IGENE Biotechnology, Inc., Insight Communications Company, Inc., and Intermagnetics General Corporation and is currently a director emeritus at Northwest Airlines, Inc.

      David A. McGough has served on our board of directors since August 1999. For more than five years, Mr. McGough has been Chief Executive Officer and President of Digital Matrix Systems, Inc. and DMS Services, Inc., data processing companies.

      Norman N. Mintz has served on our board of directors since CreditComm’s inception. For more than five years, Mr. Mintz has been a Managing Director and Vice President and a director of Loeb Partners Corporation.

      David M. Phillips has served on our board of directors since August 1999. Since 2003, Mr. Phillips has served as Chief Executive Officer of Evare, LLC. From 1999 to 2003, Mr. Phillips served as the Executive in Residence at the University of North Carolina at Wilmington, where he served as professor. For more than five years before that, Mr. Phillips was Chairman and a Director of CCC Information Services and was Chief Executive Officer until his retirement in April 1999. Mr. Phillips is currently a director of Heritage Mutual Fund, a publicly held mutual fund.

      Steven F. Piaker has served on our board of directors since January 2000. Since July 2003, Mr. Piaker has been a partner and member of CCP Fund Managers, LLC, a fund investment and management company and successor to Conning Capital Partners. From August 1994 through June 2003, he was a partner of Conning Capital Partners, a fund investment and management company. He is currently a director of Clark Inc., Finetre Corporation and PayCycle, Inc.

      William J. Wilson has served on our board of directors since CreditComm’s inception. For more than five years, Mr. Wilson has been Chairman, Chief Executive Officer and a director of Roper Starch Worldwide, Inc., a market research company.

Board Committees

      The Board has established an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating and Corporate Governance Committee.

     Audit Committee

      Our current audit committee consists of Messrs. Heroman, McGough and Piaker. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

      Upon the closing of this offering, we will have an audit committee consisting of Messrs. Amato, Mintz and Piaker. The audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, Deloitte & Touche LLP. In addition, approval of the audit committee will be required prior to our entering into any related-party transaction. We believe that upon closing of this offering each member of the audit committee will satisfy the requirements for membership established by the Nasdaq National Market and the SEC.

     Compensation Committee

      Our current compensation committee consists of Messrs. Heroman, Kempner, Phillips and Piaker. We will have a compensation committee consisting of Messrs. Kempner, Phillips and Wilson upon the closing of this offering. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

     Executive Committee

      Our current executive committee, consisting of Messrs. Heroman, Kempner, Piaker and Stanfield:

•	exercises the authority of the Board with respect to matters requiring action between meetings of the Board; and

•	decides issues from time to time delegated by the Board.

After this offering, our executive committee will consist of Messrs. Kempner, Piaker and Stanfield.

     Nominating and Corporate Governance Committee

      We established a nominating and corporate governance committee, consisting of Messrs. Amato, Mintz and Phillips. The purpose of the nominating and corporate governance committee is to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to Intersections; and

•	oversee the evaluation of the board of directors and management.

      Our nominating and corporate governance committee will adopt procedures for the consideration of director nominees recommended by stockholders.

Director Compensation

      We currently pay a quarterly fee of $2,500 and a fee of $2,500 per meeting to each independent director who attends a Board meeting in person. We also reimburse our independent directors for reasonable expenses they incur in attending Board or committee meetings. We have in the past granted independent directors options to purchase shares of our common stock.

      We intend to establish fees following the closing of this offering for all non-employee directors for attending Board or committee meetings. We also intend to reimburse our non-employee directors for reasonable expenses they incur in attending Board or committee meetings and may grant options to our non-employee directors in the future.

Compensation Committee Interlocks and Insider Participation

      The members of our compensation committee have no interlocking relationships as defined under SEC regulations.

Corporate Governance

      We believe that we will comply with all Nasdaq National Market corporate governance and listing requirements upon the closing of this offering without relying on any transition periods available to companies listing in conjunction with their initial public offering.

Executive Compensation

      The table below sets forth certain information regarding compensation paid or accrued for 2003, 2002 and 2001 for our chief executive officer and our other executive officers. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation					Long-Term
						Compensation
				Other Annual			All Other
Name and Principal		Salary	Bonus	Compensation		Stock Options	Compensation
Position(1)	Year	($)	($)(2)	($)		(#)	($)

Michael R. Stanfield	2003	294,923	287,920	11,820	(3)	66,592	—
Chief Executive Officer	2002	294,993	300,000	11,841	(3)	133,184	—
	2001	275,000	57,750	—		—	—
Kenneth D. Schwarz	2003	241,400	179,602	9,656	(3)	44,395	—
Chief Financial Officer and	2002	215,000	150,000	8,600	(3)	74,916	—
Chief Operating Officer	2001	200,000	40,000	—		—	—
Robert LaFin	2003	193,000	101,904	—		19,423	—
Executive Vice President	2002	193,000	103,000	—		47,169	—
and Chief Marketing Officer	2001	180,000	30,240	—		102,663	—
Neal Dittersdorf	2003	180,769 (4)	80,960	—		38,845	—
Senior Vice President
and General Counsel

(1)	We did not have any executive officers in 2003 other than those named in the table. Charles Patrick Garner commenced employment in February 2004.

(2)	Our executive officers are eligible to receive a bonus based on an annual management bonus plan adopted by the compensation committee of the board of directors. Under the 2002 and 2003 plan, the compensation committee set in advance an annual bonus amount at plan for each executive officer. The criteria for receipt of a bonus was a combination of gross receipts, revenue as calculated under GAAP, cash flow from operations, income from operations and individual performance. For 2001, there was no formal plan and bonus payments were awarded in the sole discretion of the board of directors. The following table sets forth for 2003 and 2002, the bonus at plan and actual bonus paid, as a percentage of base salary, for each of our named executive officers:

Name	Bonus at Plan	Actual Bonus

2003

Mr. Stanfield	100%	98%
Mr. Schwarz	75%	74%
Mr. LaFin	60%	53%
Mr. Dittersdorf	50%	45%
2002

Mr. Stanfield	80%	102%
Mr. Schwarz	60%	74%
Mr. LaFin	50%	53%

(3)	Consists entirely of automobile allowances paid to Messrs. Stanfield and Schwarz.

(4)	Based on partial year beginning February 4, 2003.

Option Grants in Last Fiscal Year

      The following table sets forth each grant of stock purchase options during 2003 to each of the named executive officers.

Option Grants in 2003

	Individual Grants

	Number of	Percent of
	Securities	Total Options	Exercise or		Grant Date
	Underlying	Granted to	Base Price		Present Value
Name	Option Granted(1)	Employees in 2003	($/Share)	Expiration Date	($)(2)

Michael R. Stanfield	66,592	24%	$8.11	1/2/2013	$0
Kenneth D. Schwarz	44,395	16%	8.11	1/2/2013	0
Robert LaFin	19,423	7%	8.11	1/2/2013	0
Neal Dittersdorf	38,845	14%	8.11	1/2/2013	0

(1)	All options granted during 2003 vest in equal annual installments over four years.

(2)	The grant date present value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expiration date	1/2/2013
Expected dividend yield	0%
Expected volatility	0%
Risk free interest rate	2.4%
Expected life of options	4 years

The actual value of the stock options is dependent on the actual future performance of our common stock, the continued employment of the option holder throughout the vesting period and the timing of the exercise of the options. Accordingly, the actual values achieved may differ from the values set forth in this table.

Option Exercises and Year-End Option Values

      The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options at year end has been calculated by determining the difference between the exercise price per share and the fair market value of our common stock at December 31, 2003, $16.00 per share.

Aggregated Option Exercises in 2003

and December 31, 2003 Option Values

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-The-Money Options at
	on	Value	December 31, 2003(#)		December 31, 2003($)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael R. Stanfield	0	—	1,306,730	211,569	$10,864,077	$1,571,248
Kenneth D. Schwarz	0	—	246,668	119,311	1,611,953	908,157
Robert LaFin	0	—	63,124	106,131	436,473	775,841
Neal Dittersdorf	0	—	—	38,845	—	306,526

Employment and Noncompetition Agreements

      In January 2004, we entered into amended and restated employment agreements with Messrs. Stanfield, Schwarz, LaFin and Dittersdorf and an employment agreement with Mr. Garner. The agreements provide for a base salary for Mr. Stanfield of $295,000, Mr. Schwarz of $241,400, Mr. LaFin of $193,000, Mr. Dittersdorf of $200,000 and Mr. Garner of $241,400, subject to annual discretionary increases. Each executive is eligible to receive an annual bonus based upon the meeting of goals to be set by the compensation committee, an annual car allowance equal to 4% of his base salary and supplemental medical coverage not to exceed 5% of his base salary.

      Each agreement provides for at-will employment and may be terminated by us or the executive for any reason upon 60 days’ notice or for cause. In addition, each agreement provides that in the event of termination by us without cause or by the executive for good reason, the executive will be entitled to receive:

•	any earned and unpaid base salary;

•	any bonus due at the time of termination;

•	a one-time cash payment equal to the cash compensation (including base salary and bonus) received by the executive during the prior 18-month period (or 30-month period if termination occurs within 12 months after a change in control, as defined in the 2004 stock option plan) under this or any prior agreement in exchange for a general release; and

•	medical benefit continuation for up to 18 months for the executive and his dependents.

      For purposes of the agreements, good reason means, after notice and a 30-day cure period:

•	a reduction in the base salary and/ or in the aggregate benefits provided under the agreement;

•	the relocation of the executive’s office to any location outside of a 30-mile radius from the current location;

•	our material breach of the employment agreement; or

•	our failure to obtain an agreement from any successor to guarantee or assume our performance under the employment agreement;

except that in the event of a change in control as defined in the 2004 stock option plan, we shall cease to have a 30-day cure period.

      Each employment agreement also provides that the executive shall not divulge confidential information, shall assign intellectual property rights to us and shall not compete with us or solicit our customers or employees for a period of 18 months after termination of the executive’s employment.

Stock Option Plans

      1999 Stock Option Plan. Our board of directors and stockholders approved the stock option plan on August 24, 1999 and have since approved an amendment to the plan to be effective upon the closing of this offering, which, among other things, modifies the definition of change of control. The purpose of the stock option plan is to provide directors, officers, key employees, consultants and other service providers with additional incentives by increasing their personal ownership interests. Individual awards under the stock option plan may take the form of:

•	incentive stock options, or

•	non-qualified stock options.

      The compensation committee administers the stock option plan and selects the individuals who will receive awards and the terms and conditions of those awards. The maximum number of shares of common stock that may be issued under the 1999 stock option plan may not exceed 4,162,004  shares. Shares of common stock subject to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

      The stock option plan will remain in effect until August 24, 2009 unless the board of directors terminates it. An increase in the number of shares issuable under the plan or a change in the class of persons to whom options may be granted may be made by the board of directors or the Compensation Committee but is subject to the approval of the stockholders within one year of such amendment. The stock option plan may be amended by the board of directors without the consent of the stockholders, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the common stock may then be listed or quoted.

      The 1999 stock option plan provides that the term of any option may not exceed ten years. In the event of a change in control (as defined below) of our company, all outstanding stock options become immediately and fully vested.

      Change in control under the amended 1999 stock option plan generally means:

•	the acquisition of 30% or more of our common stock, unless the acquisition is by us, any existing director or officer, any of our employee benefit plans or by any corporation owned by our stockholders in substantially the same proportions as their ownership of us;

•	a merger or consolidation, unless our shareholders continue to control at least 50% of our voting power after the transaction; or

•	the sale of all or substantially all of our assets.

      As of December 31, 2003, 2,788,681 options have been granted under this plan. We do not intend to grant after this offering any additional options under the 1999 stock option plan.

      2004 Stock Option Plan. Our board of directors and stockholders approved the 2004 stock option plan to be effective upon closing of this offering. The maximum number of shares of common stock that may be issued under the 2004 stock option plan may not exceed 2,775,000 shares, and this plan terminates in 2014. The terms and conditions of the 2004 stock option plan are otherwise identical to the 1999 stock option plan.

      Upon the closing of this offering, 1,038,843 options will be granted under this plan at the initial public offering price.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of December 31, 2003, and as adjusted to reflect (1) the conversion of all outstanding shares of our preferred stock and the senior secured convertible note into an aggregate of 8,988,894 shares of common stock upon the closing of this offering and (2) the sale of the shares of common stock offered by this prospectus, by:

•	each person or group that we know owns more than 5% of our common stock,

•	each of our directors and named executive officers, and

•	all of our directors and named executive officers as a group.

      Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names, and can be reached at our principal offices.

		Percentage of Shares
	Number of	of Common Stock
	Shares of	Outstanding
	Common Stock
	Beneficially	Before	After
Name and address of Beneficial Owner(1)	Owned	Offering	Offering(2)

Loeb Holding Corporation(3)	7,127,768	50.3%	41.5%
61 Broadway
New York, New York 10006
Equifax Inc.(4)	3,755,792	26.9	3.0
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309
Conning Capital Partners V, L.P., a fund managed by CCP Fund Managers, LLC(5)	1,944,904	13.9	11.5
City Place II
185 Asylum Street
Hartford, Connecticut 06103
Michael R. Stanfield(6)	1,344,188	8.8	7.9
Kenneth D. Schwarz(6)	268,172	1.9	1.6
Robert LaFin(6)	74,916	*	*
Neal Dittersdorf(6)	9,711	*	*
Charles Patrick Garner(6)	2,775	*	*
Thomas G. Amato	—	*	*
Donald T. Heroman(4)	3,755,792	26.9	3.0
Thomas L. Kempner(7)	7,159,479	50.5	41.7
David A. McGough	132,074	*	*
Norman N. Mintz	56,286	*	*
David M. Phillips(8)	17,838	*	*
Steven F. Piaker(5)	1,944,904	13.9	11.5
William J. Wilson(9)	17,838	*	*
All executive officers and directors as a group (13 persons)(10)	14,783,973	93.2	58.4

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each shareholder is Intersections Inc., 14901 Bogle Drive, Chantilly, Virginia 20151.

(2)	Assumes no exercise of the underwriters’ over-allotment option. See “Selling Stockholders” for further information if the underwriters’ over-allotment option is exercised in full.

(3)	Includes 210,875 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus.

(4)	Represents shares beneficially owned by CD Holdings, Inc., a wholly owned subsidiary of Equifax Inc. Donald T. Heroman, one of our directors, is an executive officer of Equifax Inc. and, to the extent he may be deemed to be a control person of Equifax Inc., may be deemed to be a beneficial owner of shares of common stock owned by Equifax Inc. Mr. Heroman disclaims beneficial ownership of such shares.

(5)	Steven F. Piaker, one of our directors, is a partner and member of CCP Fund Managers, LLC. CCP Fund Managers, LLC is the manager member of Conning Investment Partners V, L.L.C., which is the general partner of Conning Capital Partners V, L.P. CCP Fund Managers has investment and voting control over the shares held by Conning Capital Partners V, L.P., which it exercises through majority vote of its six-member investment committee, consisting of John B. Clinton, Preston B. Kavanagh, Gerard Vecchio, Michael E. Aspinwall, David W. Young and Mr. Piaker. Mr. Piaker is also a member of Conning Investment Partners V, L.L.C. Mr. Piaker disclaims beneficial ownership of the shares of common stock owned by Conning Capital Partners V, L.P.

(6)	Consists entirely of shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus.

(7)	Includes 6,916,893 shares and 210,875 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus held by Loeb Holding Corporation. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of our common stock held by Loeb Holding Corporation except to the extent of his pecuniary interest in Loeb Holding Corporation.

(8)	Consists of 15,063 shares held in a trust and custodian accounts for the benefit of grandchildren as to which shares he has investment discretion and 2,775 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus held by one of his grandchildren. Mr. Phillips disclaims beneficial ownership of these shares.

(9)	Includes 2,775 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus.

(10)	Includes 1,916,186 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus.

SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership by each of the selling stockholders of our outstanding common stock as of December 31, 2003, and as adjusted to reflect (1) the conversion of all outstanding shares of our preferred stock and the senior secured convertible note into an aggregate of 8,988,894 shares of common stock upon the closing of this offering and (2) the sale of the shares of common stock offered (a) in this offering assuming no exercise of the underwriters’ over-allotment option and (b) in this offering assuming the underwriters’ over-allotment option is exercised in full. See “Principal Stockholders” for further information regarding certain of the selling stockholders.

					Number of
	Number of				Shares of
	Shares of	Number of			Common Stock	Beneficial Ownership
	Common Stock	Shares of	Beneficial Ownership		Offered	After Over-Allotment
	Beneficially	Common Stock	After Offering		in the Over-	Option(1)
	Owned	Offered in the			Allotment
Name of Beneficial Owner	Before Offering	Offering	Shares	Percentage	Option	Shares	Percentage

Equifax Inc.(2)	3,755,792	3,250,000	505,792	3.0%	505,792	0	0%
Conning Capital Partners V, L.P., a fund managed by CCP Fund Managers, LLC(3)	1,944,904	0	1,944,904	11.5	200,000	1,744,904	10.3
Michael R. Stanfield(4)	1,344,188	0	1,344,188	7.9	60,000	1,284,188	7.6
RS Coinvestment Fund, LLC(5)	388,981	0	388,981	2.9	58,461	330,520	1.9
MCP Global Corporation, Ltd.(6)	129,660	0	129,660	*	19,487	110,173	*
Castle Creek Venture Partners LLC(7)	129,660	0	129,660	*	19,487	110,173	*
Thomas L. Kempner(8)	7,159,479	0	7,159,479	41.7	31,711	7,127,768	41.5
Norman N. Mintz(9)	56,286	0	56,286	*	11,841	44,445	*
Joseph Lesser	30,125	0	30,125	*	7,928	22,197	*
Burnette Herrick	15,063	0	15,063	*	3,964	11,099	*
William Perlmuth(10)	15,063	0	15,063	*	3,964	11,099	*
The Estate of John Rosenthal	15,063	0	15,063	*	3,964	11,099	*
William J. Wilson(11)	15,063	0	15,063	*	3,964	11,099	*
Ann Bernhard	15,063	0	15,063	*	3,964	11,099	*
Harvey Tepner	11,297	0	11,297	*	2,973	8,324	*

*	Less than 1%.

(1)	If the underwriters exercise their over-allotment option in part (but not in full), Equifax will sell all of its remaining shares of our common stock before any other shareholder sells any of its shares of our common stock. After Equifax sells all of its common stock, the remaining selling stockholders named above will sell their shares of common stock on a pro rata basis.

(2)	Represents shares beneficially owned by CD Holdings, Inc., a wholly owned subsidiary of Equifax Inc. For a discussion of the material relationships between Equifax and us, see “Certain Transactions — Commercial Relationship with Equifax and Its Subsidiaries.”

(3)	Steven F. Piaker, one of our directors, is a partner and member of CCP Fund Managers, LLC. CCP Fund Managers, LLC is the manager member of Conning Investment Partners V, L.L.C., which is the general partner of Conning Capital Partners V, L.P. CCP Fund Managers has investment and voting control over the shares held by Conning Capital Partners V, L.P., which it exercises through majority vote of its six-member investment committee, consisting of John B. Clinton, Preston B. Kavanagh, Gerard Vecchio, Michael E. Aspinwall, David W. Young and Mr. Piaker. Mr. Piaker is also a member of Conning Investment Partners V, L.L.C. Mr. Piaker disclaims beneficial ownership of the shares of common stock owned by Conning Capital Partners V, L.P. For a discussion of the material relationships between Conning Capital Partners and us, see “Certain Transactions — Series C Preferred Stock Issuance” and “— Bridge Loan Agreement.”

(4)	Consists entirely of shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus. Mr. Stanfield is our Chairman, Chief Executive Officer and a Director.

(5)	Robertson Stephens, Inc. is the investment manager of, and has sole voting and investment power over the shares held by, RS Coinvestment Fund LLC. William Bondi, Pasquale Rocco, W.M. Merritt III, Kathryn Guillou, Maureen Phelan, William Gemmell, Jamos Peck and William Parent exercise investment and voting control on behalf of Robertson Stephens, Inc.

(6)	Mai N. Pogue is the sole director and investment manager of, and has sole voting and investment power over the shares held by, MCP Global Corporation, Ltd.

(7)	As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Venture Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Venture Partners LLC.

(8)	Mr. Kempner is selling all of the shares of our common stock owned directly by him if the underwriters exercise their over-allotment option in full. The total number of shares of common stock beneficially owned before the offering includes 6,916,893 shares and 210,875 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of this prospectus held by Loeb Holding Corporation. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of our common stock held by Loeb Holding Corporation except to the extent of his pecuniary interest in Loeb Holding Corporation. Mr. Kempner is a member of our board of directors.

(9)	Mr. Mintz is a member of our board of directors.

(10)	Mr. Perlmuth is a retired partner of Stroock & Stroock & Lavan LLP, our outside legal counsel, and is currently of counsel at such firm.

(11)	Mr. Wilson is a member of our board of directors.

CERTAIN TRANSACTIONS

Formation Transactions With Loeb

      We were incorporated in August 1999 by Loeb Holding Corporation. At the time of our formation in 1996 as CreditComm, Loeb Holding Corporation owned all of our common stock.

      In May 1999, Loeb sold an aggregate of 5.3125 common units of CreditComm owned by it to certain of our directors, Loeb’s employees and to other persons. The purchase price was paid 10% in cash, with the balance represented by a promissory note due and payable, together with interest, in five years. Each note was secured by the common units sold and, after the contribution in connection with our incorporation, was then secured by shares of our common stock. We were incorporated in August 1999, at which time the members of CreditComm contributed all of the issued and outstanding interests in CreditComm owned by them to Intersections in exchange for an aggregate of 4,439,470 shares of our common stock and 20,000 shares of our Series A preferred stock. Effective August 25, 1999, we issued to Loeb 7,500 shares of Series B preferred stock in consideration of $7.5 million in cash previously advanced by Loeb to us. In September 1999, Loeb sold 100 shares of Series B preferred stock to Norman N. Mintz and 600 shares of Series B preferred stock to one of our former directors and to trusts he established. Effective October 25, 1999, we issued to Loeb 2,000 shares of Series B preferred stock in consideration of $1 million in cash previously advanced to us and a $1 million commitment to us by Loeb. Concurrently, we issued 235,292 shares of common stock in consideration of a guaranty by Loeb of certain of our outstanding payables related to one of our telemarketing vendors. All of the shares of Series A and Series B preferred stock will be converted into shares of common stock automatically upon the closing of this offering.

      Until August 1999, although Mr. Stanfield was employed by Loeb with his salary paid by Loeb, he acted as our chief executive officer and received $356,000 in consulting fees from us. Commencing August 1999, Mr. Stanfield became our employee and we began paying his salary. From our inception in 1996 to August 1999, certain other employees of Loeb performed services for us, but their salaries were paid by Loeb.

Issuance of Options to Loeb

      In January 2000, we granted Loeb options to purchase 210,875 shares of our common stock at an exercise price of $12.61 in connection with its guaranteeing certain of our capital lease obligations.

Series C Preferred Stock Issuance

      In January and February 2000, we sold an aggregate of 20,000 shares of Series C preferred stock to Conning Capital Partners, Castle Creek Partners LLC, MCP Global Limited and RS-Co Investment Fund at a price per share of $1,000, or an aggregate purchase price of $20 million. All of the shares of Series C preferred stock will be converted into shares of common stock automatically upon the closing of this offering.

      Prior to this offering, the holders of our Series C preferred stock had the right to designate two members of our board of directors, and Steven F. Piaker served as their designee.

Loeb Note Payable

      In March 2001, we converted approximately $1.6 million in accounts payable to a vendor into a structured repayment obligation. In March 2001, this obligation was satisfied in full in exchange for payment by us in cash. We borrowed $1.4 million of the funds used to repay the vendor obligation from Loeb in exchange for a promissory note issued by us. This promissory note was repaid, together with interest of $234,473, in full in January 2002.

Bridge Loan Agreement

      In October 2001, we issued secured promissory notes in the principal amount of $1.25 million to each of Loeb and Conning Capital Partners, which accrued interest at an annual rate of 22.0% and were secured by all of our assets. Each of these secured promissory notes was repaid, together with interest of $88,611 in November 2001 with a portion of the proceeds we received from the issuance of the senior secured convertible note to an affiliate of Equifax as discussed below.

Note Purchase Agreement With a Subsidiary of Equifax

      In November 2001, we issued a $20 million senior secured convertible note to CD Holdings, Inc., a subsidiary of Equifax, pursuant to a Note Purchase Agreement. The note is secured by substantially all of our assets and accrues interest at an annual rate of 4.82%. The note is convertible into shares of Series D preferred stock, which will be converted into shares of common stock automatically upon the closing of this offering. The obligation to pay accrued interest on the note will be extinguished upon conversion.

Stockholders Agreement

      Intersections and certain of its stockholders, including Loeb, Conning Capital Partners, CD Holdings and Messrs. Stanfield and Schwarz, are parties to a stockholders agreement, the provisions of which terminate automatically upon the closing of this offering.

Commercial Relationship with Equifax and Its Subsidiaries

      At the time of Equifax’s initial investment in us in November 2001, we entered into a master agreement with Equifax Consumer Services, Inc., a subsidiary of Equifax. Pursuant to the master agreement, we provide support for certain of Equifax Consumer Services’ consumer-direct credit information services, and Equifax Consumer Services provides services to us in connection with the data we purchase from Equifax Information Services under the data purchase agreement described below. The master agreement continues until November 26, 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon twelve months’ prior notice. Even if the master agreement is not terminated, however, either party may terminate the receipt of particular services from the other party on sixty days’ prior notice. Our revenue from such services was approximately $2,788,870 in 2002 and $29,357,307 in 2003.

      Under the master agreement, we provide our identity theft protection and credit management services to customers of Capital One, which markets those services under an agreement between Capital One and Equifax. The service materials identify us to the subscribers as the provider of those services, using Equifax data. Pursuant to our master agreement with Equifax Consumer Services, Equifax Consumer Services may not modify its agreement with Capital One, waive any right applicable to us or take any discretionary action under that agreement, without our approval.

      Also under the master agreement, we were providing to customers of Equifax a one-time, non-subscription report with data from Equifax, Experian and TransUnion for delivery online. Equifax Consumer Services terminated our provision of that service effective October 16, 2003, when it began to provide those services directly to consumers. The revenue for this report was one-time transactional revenue. As a result, in 2004 we will not have revenue from sales of that report, which was $15.2 million, or 10% of our revenue, in 2003. The contribution to our operating income from these sales was significantly lower as a percentage of revenue than that of our subscription business. We continue to provide Equifax customers with credit monitoring services delivered offline. The revenue for such services constituted less than 1% of our revenue in 2003, and is not expected to constitute a higher percentage of our revenue in 2004. We also are in discussions with Equifax about providing online credit monitoring services to Equifax customers in Canada.

      Pursuant to an agreement with Equifax Information Services, it supplies us with credit data for resale to consumers as part of our services. The agreement continues until November 26, 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon twelve-months’ prior notice. Under this agreement, we paid to Equifax Information Services approximately $3,822,535 in 2002 and approximately $7,057,991 in 2003. We also paid Equifax Information Services and other affiliates of Equifax $984 in 2002 and $120,835 in 2003 for other services it provided under our master agreement related to credit data that we purchased from Equifax Information Services.

      We believe that the price for our purchase of credit data from Equifax is comparable to the price we would pay for the purchase of similar data from a non-affiliated source. The term of our data purchase agreement with Equifax is not affected by the continuation or termination of Equifax’s investment in us, and we believe that any favorable pricing under the data purchase agreement is based on our commitment during the term of the data purchase agreement to use Equifax data as the source for our services that use data from only one credit reporting agency (except as requested by our client). Likewise, the prices we charge to Equifax for services we perform under the master agreement are comparable to the prices we would charge to non-affiliated clients for like services.

      Prior to this offering, Donald T. Heroman, the Corporate Vice President and Chief Financial Officer of Equifax, served on our board of directors as a designee of Equifax. Mr. Heroman has indicated that he will resign from our board of directors upon the sale of the 3,250,000 shares of our common stock being sold by CD Holdings in this offering. If CD Holdings does not sell its shares in this offering, Mr. Heroman intends to remain on our board of directors.

Relationship with Digital Matrix Systems, Inc.

      David A. McGough, the chief executive officer and president of Digital Matrix Systems, Inc., or DMS, serves as a member of our board of directors. In 1999, we entered into a 20-year agreement with DMS whereby DMS provides certain application services to us.

      In November 2001, an addendum to the contract with DMS was executed, effectively terminating the original agreement. The original contract provided for us to receive services, including the merging of three-bureau credit reports, a license to DMS system software, services surrounding credit monitoring on a monthly basis and the elimination of redundancies in credit reports. The services to be provided under the new agreement do not contemplate the use of DMS system software, the merging of three bureau credit reports, or credit monitoring on a monthly basis. In connection with this contract termination, we incurred a penalty of $2,800,000, which has been recorded within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2001. This amount was paid in full in January 2002. Separately, in November 2001, we entered into a contract with DMS that provides for other services that assist us in monitoring credit on a daily and quarterly basis for $20,000 per month. In connection with these agreements, we paid monthly installments totaling $1,740,000, $960,000 and $960,000 for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts are included within subscription servicing in the accompanying consolidated statements of operations. We believe that the prices charged by DMS to us are comparable to the prices that are charged by DMS to non-affiliated entities.

      The following are the future payments required under the new agreement as of December 31, 2003:

Twelve Months
Ending
December 31,	Amount

2004	$600,000
2005	600,000
2006	600,000

Registration Rights

      Loeb Holding Corporation, Conning Capital Partners and certain of our directors have been granted registration rights by us under the terms of an investors rights agreement, dated November 27, 2001 pursuant to which each such stockholder may require us, from time to time after the expiration of six months from this offering, to register for sale to the public under the Securities Act any shares of common stock owned by them. In addition, each of these stockholders has piggyback registration rights after this offering that allow them to include their shares of common stock in registration statements initiated by us. CD Holdings has the right to include its shares of common stock in this offering and has elected to do so. If CD Holdings owns any shares of our common stock after this offering, under the investors rights agreement it has demand registration rights from time to time after the expiration of three years from this offering and piggyback registration rights. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in a registration statement.

      In addition, American Express Travel Related Services Company, Inc. has piggyback registration rights after this offering with respect to the 149,138 shares of common stock issuable upon the exercise of its warrant.

DESCRIPTION OF CAPITAL STOCK

      The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws, each of which will be in effect upon the closing of this offering. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

      After this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2003, there were 16,952,850 shares of our common stock outstanding and held of record by 33 stockholders.

Common Stock

      Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

Preferred Stock

      Immediately prior to the closing of this offering, all our issued and outstanding shares of preferred stock and our senior secured note convertible into shares of preferred stock will be converted into common stock. After the consummation of this offering, the board of directors will have the authority to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of the holders of the common stock. We have no present plans to issue shares of preferred stock.

Delaware Anti-Takeover Law and Charter Provisions

      Provisions of our certificate of incorporation and bylaws are intended to enhance continuity and stability in our board of directors and in our policies, but might have the effect of delaying or preventing a change in control of our company and may make more difficult the removal of incumbent management even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

     Change in Control

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      The provisions of Section 203, together with the ability of our board of directors to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of our company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders. Our stockholders, by adopting an amendment to the certificate of incorporation or bylaws, may elect not to be governed by Section 203 effective 12 months after adoption. Neither our certificate of incorporation nor bylaws currently exclude us from the restrictions imposed by Section 203.

     Authority to Issue Preferred Stock

      The certificate of incorporation authorizes the board of directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the board of directors.

     Limitation of Director Liability

      Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

     Indemnification

      To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and permit indemnification of our officers, employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors, and may advance or reimburse officers, employees and agents, for expenses incurred by them as a result of indemnifiable claims.

Warrants

      As of December 31, 2003, there were two warrants outstanding to purchase an aggregate of 212,956 shares of our common stock at a weighted average per share exercise price of $9.10. American Express Travel Related Services Company holds one of the warrants, which expires in February 2005, and a former employee holds the other warrant, which expires in November 2011.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Nasdaq National Market

      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “INTX.”

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 16,952,850 shares of our common stock assuming no exercise of outstanding options or warrants. Of these shares, the 6,250,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 10,702,850 shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	238,770 shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering; and

•	10,464,080 additional shares may be sold upon expiration of the 180-day lock-up period described below.

      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 169,529 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

      Our officers and directors and stockholders beneficially owning after this offering at least an aggregate of 10,464,080 shares of common stock have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending at least 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner:

•	with the written consent of Deutsche Bank Securities Inc.;

•	as a gift or by will or intestacy;

•	to immediate family members;

•	to any trust for the direct or indirect benefit of the holder or his or her immediately family; and

•	as a distribution to partners, members or shareholders of the holder;

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement and such transfer does not cause any filing under Section 16(a) of the Exchange Act.

Registration Rights

      Upon completion of this offering, the holders of 10,545,735 shares of our common stock, or their transferees, will have rights to require or participate in the registration of those shares under the Securities Act. The holder of a warrant to purchase 149,138 shares of our common stock will also be entitled to piggyback registration rights with respect to shares of our common stock issuable upon exercise of such warrant. For a detailed description of certain of these registration rights see “Certain Transactions — Registration Rights.”

Stock Options

      After the closing of this offering, options to purchase a total of 3,999,556 shares of common stock will be outstanding, of which options to purchase 2,362,908 shares will be currently exercisable. Upon the closing of this offering, we intend to file a registration statement to register for resale the 6,937,004 shares of common stock reserved for issuance under our stock option plans. That registration statement will automatically become effective upon filing. Upon the expiration of the lock-up agreements described above, at least 2,375,255 shares of common stock will be subject to vested options. Accordingly, shares issued upon the exercise of stock options granted under the stock option plans, which are being registered under that registration statement, will, giving effect to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be eligible for resale in the public market from time to time immediately after the lock-up agreements referred to above expire.

Warrants

      Upon completion of this offering, there will be warrants outstanding to purchase 212,956 shares of common stock at a weighted-average exercise price of $9.10 per share. Any shares purchased pursuant to the “cashless exercise” feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.

Effect of Sales of Shares

      Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

      The following is a general discussion of material U.S. federal tax considerations relating to the purchase, ownership and disposition of our common stock to holders who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

      As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is a U.S. person. A U.S. person means a person that is for U.S. federal income tax purposes:

(a) an individual who is a citizen or resident of the United States;

(b) a corporation, entity taxable as a corporation, or partnership created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

(c) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(d) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

      The term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. person.

      An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

      Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

     Dividends

      Any dividend on our common stock paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be included in income by a U.S. holder of common stock when received. Any such dividend will be eligible for the dividends-received deduction, if received by a qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends-received deduction.

      Recently enacted legislation reduces to 15% the maximum U.S. federal income tax rate for certain dividends received by individuals through December 31, 2008, so long as certain holding period requirements are met. Unless continuing legislation is enacted, dividends received by individuals after December 31, 2008 will not benefit from this reduction in U.S. federal income tax rates and will thereafter be taxed as ordinary income subject to the U.S. holder’s applicable federal income tax rate.

     Sale, Exchange or Other Disposition

      Upon a sale, exchange or other disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s adjusted tax basis in the common stock. Recently enacted legislation also generally reduces to 15% the maximum U.S. federal income tax rate on capital gains recognized by individuals on the sale, exchange or other disposition of our common stock held for more than one year, through taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. Unless continuing legislation is enacted, sales, exchanges or other dispositions of our common stock by individuals after December 31, 2008 will not benefit from this reduction in U.S. Federal income tax rates.

     Information Reporting and Backup Withholding Tax

      In general, payments made to a U.S. holder on or with respect to our common stock will be subject to information reporting. Certain U.S. holders may be subject to backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) on payments made on or with respect to our common stock if such U.S. holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

Non-U.S. Holders

     Dividends

      We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (a) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (“IRS”) documentation, or (b) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

     Sale, Exchange or Other Disposition

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (a) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (b) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States or (c) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be) and certain other conditions are met. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

     Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

     Information Reporting and Backup Withholding Tax

      Information reporting may apply to payments made to a non-U.S. holder on or with respect to our common stock. Backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement dated April 29, 2004, the underwriters named below, through their representatives Deutsche Bank Securities Inc. (as sole bookrunning manager), Lazard Frères & Co. LLC, Stephens Inc. and SunTrust Capital Markets, Inc., have severally agreed to purchase from us and the selling stockholder the following respective numbers of shares of our common stock:

Number of
Underwriter	Shares

Deutsche Bank Securities Inc.	2,830,000
Lazard Frères & Co. LLC	1,605,000
Stephens Inc.	870,000
SunTrust Capital Markets, Inc.	870,000
The Williams Capital Group, L.P.	75,000

Total	6,250,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholder and other potential selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 937,500 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments of our common stock made in connection with the sale of common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to this option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 6,250,000 shares are being offered.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.71 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering, the public offering price and concession and discount to broker/ dealers may be changed by the representatives.

      The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$1.19	$1.19	$3,570,000	$3,570,000
Expenses payable by us	$0.55	$0.55	$1,650,000	$1,650,000
Underwriting discounts and commissions paid by the selling stockholder	$1.19	$1.19	$3,867,500	$4,983,125

      The selling stockholders have agreed to indemnify the underwriters against some specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors, and almost all of our stockholders and holders of options and warrants to purchase our stock, have agreed, for a period of at least 180 days after the effective date of the registration statement of which this prospectus is a part without, in each case, the prior written consent of Deutsche Bank Securities Inc., not to (1) offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or (2) enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons. We have entered into a similar agreement with the representatives of the underwriters. Deutsche Bank Securities Inc. may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement at any time or from time to time and without notice. While Deutsche Bank Securities Inc. has no pre-established conditions or specific criteria for the waiver of the terms of the lock-up agreements and currently has no intention to waive the terms, any decision by it to waive those terms would depend on a number of factors, including the market conditions, our financial condition at that time, the relative demand for additional shares of our common stock in the market, the period of time since the completion of the offering, the average trading volume and price performance of our common stock during that period, and the size of the requested waiver. There are no existing agreements between the representatives of the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      The representatives of the underwriters have advised us that they do not intend to sell to any account over which they exercise discretionary authority.

      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “INTX.”

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock was determined by negotiation among us and the representatives of the underwriters and does not necessarily reflect the market price of the common stock following the offering. Among the principal factors considered in determining the public offering price were:

•	the information in this prospectus and otherwise available to the representatives of the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	our prospects for future earnings;

•	the present stage of our development and our current financial condition;

•	the market capitalizations, stages of development and recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position either by exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      At our request, the underwriters have reserved for sale at the initial public offering price up to 100,000 shares of our common stock being sold in this offering for our employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

      A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

      Some of the underwriters have performed investment banking and financial advisory services to us for which they have received customary fees and expenses, and the underwriters may from time to time engage in transactions with and perform services for us in the ordinary course of their business. During 2003, Lazard Frères & Co. LLC and Deutsche Bank Securities Inc. provided financial advisory services for which we paid each customary retainer fees.

      A director of our company, and the Chairman and Chief Executive Officer of our largest shareholder, is the father of a managing director of Lazard who is actively involved with this offering. The director established trusts for his grandchildren (including the children of the Lazard managing director) which collectively hold 88,788 shares, which is less than 1% of our outstanding common stock. The Lazard managing director is a trustee of that trust, but he is not the beneficial owner of those shares.

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, the related financial statement schedule appearing elsewhere in the registration statement and the financial statements from which the Selected Consolidated Financial Data included in the registration statement have been derived have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing elsewhere in this registration statement and are included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.intersections.com as soon as practicable after filing such documents with the SEC.

      You can also read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

INTERSECTIONS INC.

INDEPENDENT AUDITORS’ REPORT

Board of Directors of

Intersections Inc.
Chantilly, Virginia

      We have audited the accompanying consolidated balance sheets of Intersections Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index to Financial Statements and Schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Intersections Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

McLean, Virginia
January 30, 2004 (April 28, 2004 as to Note 17)

INTERSECTIONS INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	December 31,
			Pro Forma
	2002	2003	2003

			(Unaudited)
			(Note 3)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,458,918	$14,411,276	$14,411,276
Accounts receivable, net	2,854,832	7,914,771	7,914,771
Prepaid expenses and other current assets	822,696	1,591,575	1,591,575
Deferred subscription solicitation costs	11,683,636	9,767,563	9,767,563

Total current assets	24,820,082	33,685,185	33,685,185
PROPERTY AND EQUIPMENT — net	2,805,828	7,138,908	7,138,908
DEFERRED TAX ASSET		8,394,567	8,394,567
RESTRICTED CASH	108,013	140,108	140,108
OTHER ASSETS	272,027	541,617	541,617

TOTAL ASSETS	$28,005,950	$49,900,385	$49,900,385

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,491,053	$2,387,754	$2,387,754
Accrued expenses and other current liabilities	4,306,749	6,643,816	6,643,816
Accrued payroll and employee benefits	1,790,109	1,939,148	1,939,148
Accrued interest	1,052,367	2,016,367	—
Commissions payable	3,142,597	2,070,617	2,070,617
Deferred revenue	5,667,922	4,246,004	4,246,004
Current obligations under capital leases	766,342	806,983	806,983
Deferred tax liability	—	3,230,757	3,230,757

Total current liabilities	21,217,139	23,341,446	21,325,079

OBLIGATIONS UNDER CAPITAL LEASES — less current portion	698,294	972,142	972,142
OTHER LONG-TERM LIABILITIES	29,989	101,684	101,684
SENIOR SECURED CONVERTIBLE NOTE	20,000,000	20,000,000	—
MINORITY INTEREST	35,365	49	49
STOCKHOLDERS’ EQUITY:
Series A Preferred stock, $0.01 par value per share — 20,000 shares authorized and 20,000 shares issued and outstanding, actual; none, pro forma; liquidation preference $1,000 per share	200	200	—
Series B Preferred stock, $0.01 par value per share — 9,500 shares authorized and 9,500 shares issued and outstanding, actual; none, pro forma; liquidation preference $1,000 per share	95	95	—
Series C Preferred stock, $0.01 par value per share — 20,000 shares authorized and 20,000 shares issued and outstanding, actual; none, pro forma; liquidation preference $1,000 per share	200	200	—
Series D Preferred stock, $0.01 par value per share — 6,768 shares authorized, none issued or outstanding; liquidation preference of $5,910 per share	—	—	—
Common stock, $0.01 par value per share — 24,268,365 shares authorized, actual; 50,000,000 shares authorized, pro forma; 4,921,293 (2002) and 4,963,956 (2003) shares issued and outstanding, actual; 13,952,850, pro forma	49,213	49,640	139,529
Deferred compensation	(78,683)	(49,177)	(49,177)
Additional paid-in capital	20,870,043	20,888,835	42,815,808
Accumulated deficit	(34,815,905)	(15,404,729)	(15,404,729)

Total stockholders’ equity (deficit)	(13,974,837)	5,485,064	27,501,431

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,005,950	$49,900,385	$49,900,385

See notes to consolidated financial statements.

INTERSECTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

REVENUE	$56,504,621	$98,005,328	$147,306,395
OPERATING EXPENSES:
Marketing and commissions	36,658,569	53,280,783	75,531,179
Subscription servicing	18,444,651	23,567,826	35,668,650
General and administrative	16,434,567	14,914,523	20,545,918

Total operating expenses	71,537,787	91,763,132	131,745,747

INCOME (LOSS) FROM OPERATIONS	(15,033,166)	6,242,196	15,560,648

OTHER INCOME (EXPENSE):
Interest income	77,410	81,188	108,360
Interest expense	(1,281,472)	(1,149,035)	(1,116,095)
Other	(17,000)	89,389	11,901
Gain on early extinguishment of debt	205,106	—	—

Total other expense	(1,015,956)	(978,458)	(995,834)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(16,049,122)	5,263,738	14,564,814
INCOME TAX BENEFIT	692,291	—	4,811,046
MINORITY INTEREST IN NET LOSS OF SUBSIDIARY	217,634	82,883	35,316

NET INCOME (LOSS)	$(15,139,197)	$5,346,621	$19,411,176

NET INCOME (LOSS) PER BASIC SHARE	$(3.08)	$1.09	$3.92

NET INCOME (LOSS) PER DILUTED SHARE	$(3.08)	$0.43	$1.36

Weighted average common shares outstanding	4,921,292	4,921,292	4,954,344
Dilutive effect of common stock equivalents	—	9,744,556	10,010,513

Weighted average common shares outstanding — assuming dilution	4,921,292	14,665,848	14,964,857

See notes to consolidated financial statements.

INTERSECTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2001, 2002 and 2003

	Series A	Series A	Series B	Series B	Series C	Series C
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Common	Common		Additional
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Deferred	Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Compensation	Capital	Deficit	Total

BALANCE, JANUARY 1, 2001	20,000	$200	9,500	$95	20,000	$200	4,921,292	$49,213	$—	$20,543,414	$(25,023,329)	$(4,430,207)
Issuance of warrants	—	—	—	—	—	—	—	—	—	247,946	—	247,946
Net loss	—	—	—	—	—	—	—	—	—	—	(15,139,197)	(15,139,197)

BALANCE, DECEMBER 31, 2001	20,000	200	9,500	95	20,000	200	4,921,292	$49,213	—	20,791,360	(40,162,526)	(19,321,458)
Issuance of options	—	—	—	—	—	—	—	—	(78,683)	78,683	—	—
Net income	—	—	—	—	—	—	—	—	—	—	5,346,621	5,346,621

BALANCE, DECEMBER 31, 2002	20,000	200	9,500	95	20,000	200	4,921,292	$49,213	(78,683)	20,870,043	(34,815,905)	(13,974,837)
Issuance of common stock	—	—	—	—	—	—	42,663	427	—	18,792	—	19,219
Amortization of deferred compensation	—	—	—	—	—	—	—	—	29,506	—	—	29,506
Net income	—	—	—	—	—	—	—	—	—	—	19,411,176	19,411,176

BALANCE, DECEMBER 31, 2003	20,000	$200	9,500	$95	20,000	$200	4,963,955	$49,640	$(49,177)	$20,888,835	$(15,404,729)	$5,485,064

See notes to consolidated financial statements.

INTERSECTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(15,139,197)	$5,346,621	$19,411,176
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,894,052	1,911,989	2,233,491
Compensation expense related to warrants and options	247,946	—	29,506
Deferred income tax	(692,291)	—	(5,163,810)
Amortization of deferred subscription solicitation costs	22,283,954	29,933,136	22,793,825
Minority interest	(217,634)	(82,883)	(35,316)
Changes in assets and liabilities:
Restricted cash	149,916	(55,532)	(32,095)
Accounts receivable	(604,906)	(1,818,270)	(5,059,939)
Prepaid expenses	(86,295)	(208,341)	(768,879)
Deferred subscription solicitation costs	(27,654,683)	(28,614,500)	(20,877,752)
Other assets	(269,805)	106,324	(292,977)
Accounts payable	2,543,039	(4,355,242)	(2,103,299)
Accrued expenses and other current liabilities	3,940,291	(1,937,475)	2,337,067
Accrued payroll and employee benefits	160,072	885,532	149,039
Commissions payable	8,938	1,953,450	(1,071,980)
Deferred revenue	5,587,506	(5,126,268)	(1,421,918)
Accrued interest	328,285	724,082	964,000
Other long-term liabilities	3,284	(15,253)	71,695

Net cash provided by (used in) operating activities	(7,517,528)	(1,352,630)	11,161,834

NET CASH USED IN INVESTING ACTIVITIES:
Acquisition of property and equipment	(354,619)	(1,096,540)	(5,265,151)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital lease payments	(772,571)	(999,768)	(963,544)
Proceeds from (payments on) notes payable	1,400,000	(1,400,000)	—
Proceeds from convertible debt	20,000,000	—	—
Issuance of common stock	—	—	19,219

Net cash provided by (used in) financing activities	20,627,429	(2,399,768)	(944,325)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,755,282	(4,848,938)	4,952,358
CASH AND CASH EQUIVALENTS — Beginning of period	1,552,574	14,307,856	9,458,918

CASH AND CASH EQUIVALENTS — End of period	$14,307,856	$9,458,918	$14,411,276

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$953,187	$424,954	$147,515

Cash paid for taxes	$181,187	$281,951	$670,217

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Equipment obtained under capital lease	$669,396	$812,073	$1,278,033

See notes to consolidated financial statements.

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

1.	Organization and Business

      Intersections Inc. (the “Company”), incorporated in the State of Delaware, is a financial information services company that provides identity theft protection and credit management services to consumers and primarily sells monthly subscriptions which provide for a consumer credit monitoring service. The Company and its financial institution clients market subscription programs to consumers throughout the United States using direct marketing techniques, mainly through inbound and outbound telemarketing and direct mail conducted primarily through endorsed co-marketing relationships with credit card issuers, as well as media advertising.

2.	Summary of Significant Accounting Policies

      Basis of Presentation and Consolidation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      Revenue Recognition — A significant proportion of revenue is generated from monthly subscriptions from the customers of financial institution clients. Initial and renewal subscription fees are generally billed to the subscriber’s credit card on a monthly or annual basis. A percentage of the revenue is paid to the Company’s financial institution clients as a commission or fee.

      The point in time that the Company records revenue is determined in accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB 101”). Revenue for monthly subscriptions is recognized in the month the subscription fee is earned. For contracts with refund provisions whereby only the prorated subscription fee is returned upon cancellation by the subscriber, deferred subscription fees are recorded when billed and amortized as revenue on a straight-line basis over the subscription period, generally one year. As of December 31, 2002 and 2003, the accompanying consolidated balance sheets include deferred revenue of $4,724,759 and $4,012,121, respectively, from such programs. Revenue for annual subscription fees must be deferred if the subscriber has the right to cancel the service and receive a full refund at any time during the subscription period. The Company recognizes a pro rata share of revenue earned upon expiration of the full refund period. As of December 31, 2002 and 2003, deferred revenue includes $943,163 and $233,883, respectively, for such deferred subscription fees. An allowance for refunds on monthly subscriptions is established based on the Company’s historical experience.

      The Company also provides membership services to customers of certain financial institution clients that pay the Company to provide such services directly to their customers. Revenue from these arrangements is recognized when earned which is at the time that the Company provides the services to the financial institution client, generally on a monthly basis.

      The Company also generates revenue from one-time credit reports which is recognized when the credit report is delivered to the customer.

      The amount of revenue recorded by the Company is determined in accordance with the FASB’s Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether a company should report revenue based on the gross amount billed to a customer or the net amount retained by the company (amount billed less commissions or fees paid). The Company generally records revenue on a gross basis in the amount that is billed to the subscriber when its arrangements with financial institution

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

clients provide for the Company to serve as the primary obligor in the transaction, the Company has latitude in establishing price, the Company bears the risk of physical loss of inventory, and the Company bears credit risk for the amount billed to the subscriber. The Company generally records revenue in the amount billed to its financial institution clients, and not the amount billed to the customer, when the Company’s financial institution client is the primary obligor, establishes price to the customer and bears the credit risk.

      Deferred Subscription Solicitation Costs — The Company expenses advertising costs as incurred except for direct-response marketing costs. Direct-response marketing costs include telemarketing and direct mail costs related directly to subscription solicitation. In accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 93-7, Reporting on Advertising Costs, direct-response advertising costs are deferred and charged to operations on a cost pool basis as the corresponding revenues from subscription fees are recognized, but not more than one year.

      The recoverability of the amounts capitalized as deferred subscription solicitation costs are evaluated at each balance sheet date, in accordance with SOP 93-7, by comparing the carrying amounts of such assets on a cost pool basis to the probable remaining future benefit expected to result directly from such advertising. Probable remaining future benefit is estimated based upon historical customer patterns, and represents net revenues less costs to earn those revenues.

      Commission Expense — The Company is party to certain co-marketing agreements with credit card issuers and generally pays a commission based on a percentage of billings. In accordance with SAB No. 101, “Revenue Recognition in Financial Statements,” commissions that relate to annual subscriptions with full refund provisions and monthly subscriptions are expensed in the month incurred, unless we are entitled to a refund of the commissions. If annual subscriptions are cancelled prior to their initial terms, we are generally entitled to a full refund of the previously paid commission for those annual subscriptions with a full refund provision and a pro-rata refund, equal to the unused portion of their subscription, for those annual subscriptions with a pro-rata refund provision. Commissions that relate to annual subscriptions with full commission refund provisions are deferred until the earlier of expiration of the refund privileges or cancellation. Once the refund privileges have expired, the commission costs are recognized ratably in the same pattern that the related revenue is recognized. Commissions that relate to annual subscriptions with pro-rata refund provisions are deferred and charged to operations as the corresponding revenue is recognized, which historically has not exceeded 12 months. If a subscription is cancelled, upon receipt of the refunded commission from our client, we record a reduction to the deferred commission.

      Cash and Cash Equivalents — The Company considers all highly liquid investments, including those with an original maturity of three months or less, to be cash equivalents. Cash and cash equivalents consist primarily of interest-bearing accounts.

      Restricted Cash — Restricted cash consists of certificates of deposits which are being held as collateral on certain equipment leases and as a reserve against potential chargebacks. The Company is not authorized to access these certificates of deposits without the other parties’ consent. Accordingly, these amounts have been classified as restricted cash on the accompanying consolidated balance sheet.

      Accounts Receivable — Accounts receivable represents in-process credit card billings and trade receivables.

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and Equipment — Property and equipment, including property and equipment under finance leases, are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range from 3 to 5 years. Leasehold improvements are generally amortized using the straight-line method over the shorter of the respective remaining lease term or the useful life of the improvements.

      Software Development Costs — The Company develops software for its internal use and capitalizes these software development costs incurred during the application development stage in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) and EITF 00-2, Accounting for Web Site Development Costs. Costs incurred prior to and after the application development stage are charged to expense. When the software is ready for its intended use, capitalization ceases and such costs are amortized on a straight-line basis over the estimated life, which is generally three years.

      Impairment of Long-Lived Assets — The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

      Fair Value of Financial Instruments — The carrying value of the Company’s financial instruments, which include cash, accounts receivable, accounts payable and other accrued expenses, approximate fair value due to their short maturities.

      Income Taxes — The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized.

      Net Income (Loss) Per Common Share — Basic and diluted income (loss) per share are determined in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common stock. Potential common stock, computed using the treasury stock method or the if-converted method, includes options, warrants, convertible debt and preferred stock.

      Stock-Based Compensation — The Company has elected to continue to follow the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its stock-based employee compensation plan. Accordingly, the Company measured compensation expense using the intrinsic value method which yielded no compensation cost for the years ended December 31, 2001, 2002 and 2003, as all options were granted at or above the estimated fair market value of the underlying common stock on the date of grant.

      Had compensation expense been determined consistent with the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 123, utilizing the assumptions detailed below, the Company’s net (loss) income would have been as follows:

	2001	2002	2003

Net income (loss):
As reported	$(15,139,197)	$5,346,621	$19,411,176
Deduct: total stock-based employee compensation expense determined under the fair value method	(40,414)	(26,943)	—

Pro forma	$(15,179,611)	$5,319,678	$19,411,176

Net income (loss) per basic share:
As reported	$(3.08)	$1.09	$3.92
Pro forma	$(3.08)	$1.08	$3.92
Net income (loss) per diluted share:
As reported	$(3.08)	$0.43	$1.36
Pro forma	$(3.08)	$0.43	$1.36

      For SFAS No. 123 purposes, the fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2002	2003

Expected dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk free interest rate	3.59%	3.54%	2.40%
Expected life of options	4 years	4 years	4 years

      Segment Reporting — The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which defines how operating segments are determined and requires disclosures about products, services, major customers and geographic areas. The Company currently is a financial services company that provides identity theft protection and credit management services that the Company believes to be one business segment with a group of similar service offerings.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Recent Accounting Pronouncements — In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections(“SFAS No. 145”). As a result of rescinding FASB Statement No. 4, Reporting Gains Losses from Extinguishment of Debt, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. This statement also amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted SFAS No. 145 during 2003. For the year ended December 31, 2001, the Company reclassified $205,106 from extraordinary income to income before income taxes and minority interest in accordance with SFAS No. 145 and such reclassification is reflected in the accompanying consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position, results of operations or its cash flows.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also clarifies requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the fair value of the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for guarantees existing as of December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position, results of operations or its cash flows.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”) to allow for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock issued to team members. This statement also amends FASB Statement No. 123 to require disclosure of the accounting method used for valuation in both annual and interim financial statements. This statement permits an entity to recognize compensation expense under the prospective method, modified prospective method or the retroactive restatement method. If an entity elects to adopt this statement, fiscal years beginning after December 15, 2003 must include this change in accounting for stock-based compensation. The Company is currently evaluating the effect of voluntarily adopting the fair value provisions of SFAS No. 123 and will elect a transition method if the fair value method is adopted.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003,

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or variable interest entities in which the Company obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial position, results of operations or its cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity(“SFAS No. 150”). SFAS No. 150 requires that an issuer classify financial instruments that are within the scope of SFAS No. 150 as a liability. Under prior guidance, these same instruments would be classified as equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 or otherwise for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on its consolidated financial position, results of operations or its cash flows.

      Reclassifications — Certain financial statement items from prior years have been reclassified for consistency with the 2003 presentation.

      Stock Split and Amendment of Articles of Incorporation — On April 28, 2004, the Company filed its Restated Certificate of Incorporation with the state of Delaware, which, among other things, increased the number of authorized shares of common stock to 50,000,000 shares. The Company’s Board of Directors has approved a stock split of the common stock of 554.9338 to 1, which is effective upon the consummation of the initial public offering. The accompanying financial statements include the effects of the stock split and the resulting increase in the number of authorized shares of common stock. All share and per share amounts included in the accompanying financial statements have been restated to reflect the stock split.

3.	Pro Forma Liabilities and Stockholders’ Equity

      In November 2003, the Company began preparing for an initial public offering of its common stock that, upon completion, will result in the conversion of the senior secured convertible note and all outstanding preferred stock into 8,988,894 shares of common stock. The accompanying unaudited pro forma information as of December 31, 2003, gives effect to the conversion of the senior secured convertible note into common stock, the extinguishment of the related senior secured convertible note’s accrued interest, and the conversion of all of the outstanding shares of preferred stock into common stock as if they had occurred on December 31, 2003.

4.	Significant Investment

      On August 30, 2000, the Company entered into a joint venture agreement with nVault Technologies, Inc. (“nVault”) to organize and operate a limited liability company, InterVault LLC (“InterVault”). Under this agreement, nVault contributed to InterVault certain software licenses valued at $432,449 in exchange for 49% ownership of InterVault. During the years ended December 31, 2001 and 2002, the Company contributed $150,000 and $175,000, respectively, to InterVault in exchange for a 51% interest in InterVault.

5.	Deferred Subscription Solicitation Costs

      Deferred subscription solicitation costs included in the accompanying balance sheet as of December 31, 2002 and 2003, were $11,683,636 and $9,767,563, respectively. Amortization of deferred subscription solicitation costs was $22,283,954, $29,933,136 and $22,793,825

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for each of the three years in the period ended December 31, 2003. Subscription solicitation costs expensed as incurred were $2,452,169, $180,449 and $839,441 for each of the three years in the period ended December 31, 2003.

6.	Property and Equipment

      Property and equipment consist of the following:

	December 31,	December 31,
	2002	2003

Leasehold improvements	$1,077,381	$2,398,628
Machinery and equipment	5,219,738	7,857,477
Software	1,747,816	3,253,737
Software development-in-progress	—	658,231
Furniture and fixtures	478,769	874,312

	8,523,704	15,042,385
Less: accumulated depreciation and amortization	(5,717,876)	(7,903,477)

Property and equipment — net	$2,805,828	$7,138,908

      Leased property held under capital leases and included in property and equipment consists of the following:

	Asset Balances at

	December 31,	December 31,
	2002	2003

Leased property	$4,108,687	$2,815,532
Less: accumulated depreciation	(2,809,758)	(1,522,738)

	$1,298,929	$1,292,794

7.	Long-Term Debt

      Senior Secured Convertible Note — In November 2001, the Company executed a $20 million senior secured convertible note (the “Convertible Debt”) with CD Holdings, Inc., an affiliate of Equifax Inc. The Convertible Debt provides for interest at a simple rate of 4.82% per annum that accrues on the outstanding principal balance. This interest is due and payable upon the earlier of November 2006 or the date of any permitted optional prepayment. The Convertible Debt is secured by substantially all of the Company’s assets.

      The Convertible Debt converts into 3,755,792 shares of common stock upon the occurrence of the following events: (i) a qualified initial public offering, referred to as automatic conversion, (ii) an event of default, (iii) a change of control, or (iv) notice of an optional note prepayment by the Company. The obligation to pay accrued interest, which is $2,016,367 at December 31 2003, on the Convertible Debt is extinguished upon conversion.

      The Convertible Debt contains certain restrictive covenants that generally limit the Company’s ability to (i) make distributions, (ii) dispose of assets, and (iii) incur debt secured with the Company’s property unless such debt is “in an annual amount of less than $1,500,000.” The Company and its external legal counsel, as stated in the legal counsel’s written opinion, believe that the restrictive covenant prohibits the Company from incurring additional secured debt in excess of $1,500,000 in any annual period and that the Company is in compliance with the covenant. The holder of the Convertible Debt, however, contends that

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the covenant addresses aggregate debt incurred and not annual debt and, therefore, the Company’s total aggregate secured debt of $1,779,125 as of December 31, 2003, exceeds the permitted amount, under the covenant, notwithstanding that the Company did not incur additional debt in excess of $1,500,000 in any annual period. While the holder of the Convertible Debt has not issued a notice of default or otherwise called the Convertible Debt, in the event that the holder of the Convertible Debt were to call the Convertible Debt, and prevail in the dispute, the Convertible Debt would be due and payable. The Company does not believe that the holder will call the Convertible Debt because it is financially advantageous to convert the Convertible Debt into shares of the Company’s common stock. As discussed in Note 3, upon an underwritten public offering of common stock in which the aggregate price paid by the public is equal to or greater than $35,000,000, the Convertible Debt will convert into 3,755,792 shares of the Company’s common stock.

      Note Payable — In March 2001, the Company converted $1,640,811 in accounts payable to a vendor into a structured repayment obligation (the “Vendor Amount Payable”). The Vendor Amount Payable was satisfied in full in exchange for $1,435,705 in cash, resulting in a gain of $205,106. The Company received $1,400,000 of the funds used to repay the Vendor Amount Payable from Loeb Holding Corporation in exchange for the Company’s promissory note (the “Loeb Note Payable”). The Loeb Note Payable was repaid in full in January 2002.

8.	Income Taxes

      The components of income tax provision for each of the three years in the period ended December 31, 2003 are as follows:

	2001	2002	2003

Current:
Federal	$—	$—	$(352,764)
State	—	—	—
Deferred:
Federal	582,867	—	4,403,371
State	109,424	—	760,439

Total income tax benefit	$692,291	$—	$4,811,046

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets and liabilities as of December 31, 2002 and 2003, consist of the following:

	2002	2003

Deferred tax assets:
Property, plant, and equipment	$345,608	$313,095
Reserves and accrued expenses	583,028	1,039,339
Tax credits	—	352,764
NOL carryforwards	14,567,837	7,805,780

	15,496,473	9,510,978
Less: valuation allowance	(9,278,169)	—

	6,218,304	9,510,978

Deferred tax liabilities:
Prepaid expenses	(4,673,454)	(3,907,026)
Intangible assets	1,536	(181,593)
Federal effect of deferred state taxes	(1,546,386)	(258,549)

	(6,218,304)	(4,347,168)

Net deferred tax asset	$—	$5,163,810

      Through the second quarter of 2003, the Company had recorded a valuation allowance against the net deferred tax assets. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. Negative evidence, such as the losses in recent years, suggests that a valuation allowance is needed. Positive evidence, such as recent positive taxable income for the year ended December 31, 2003 and the Company’s projections for the years ended December 31, 2004 and 2005 indicate that the Company will be able to utilize its net operating loss. As a result, in the third quarter of 2003, the Company determined that the valuation allowance was no longer necessary.

      The Company has approximately $19,514,500 of net operating loss carryforwards for federal and state purposes available for use in future years, which will begin to expire in 2021. The Company has approximately $353,000 of alternative minimum tax carryforwards to offset regular federal income tax liability in future years. These credits do not expire.

      The reconciliation of income tax from the statutory rate of 34% is as follows:

	December 31,

	2001	2002	2003

Tax (provision) benefit at statutory rate	$5,382,705	$(1,817,851)	$(4,952,037)
State income tax, net of federal benefit	1,656,846	—	501,890
(Increase) decrease in valuation allowance	(7,994,073)	1,849,043	9,278,169
Other	1,646,813	(31,192)	(16,976)

Net tax benefit	$692,291	$—	$4,811,046

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related Party Transactions

      Credit Data Agreements — The Company is party to certain agreements with affiliates of Equifax Inc. Equifax Inc. is the ultimate parent of CD Holdings, Inc., who is the holder of the Convertible Debt (Equifax Inc. and its affiliates being collectively referred to herein as the Holder). These agreements provide for the Holder to supply the Company with credit data for resale to consumers. Each of the agreements continues until November 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon twelve months’ prior notice. In connection with these agreements, the Company paid the Holder approximately $2,181,000, $3,823,000, and $7,083,000 during the years ended December 31, 2001, 2002 and 2003, respectively.

      Additionally, under a separate agreement, the Company provides certain services to the Holder. This agreement expires in November 2006 and automatically renews for successive two-year terms unless either party terminates the agreement upon twelve months’ prior notice; however, either party may terminate the receipt of particular services from the other party on sixty days’ prior notice. Pursuant to this agreement, the Company provided a three-bureau credit report that the Holder marketed under its own trademark. The Company recorded revenue from providing the three-bureau credit report of approximately $6,859,000 and $15,173,000 for the years ended December 31, 2002 and 2003, respectively, which is included in the accompanying statement of operations. The Company discontinued providing the three-bureau credit report to the Holder effective October 16, 2003. The Company also provided certain identity theft protection services as a subcontractor to the Holder. Revenue from those services was approximately $2,789,000 and $29,357,000 for the years ended December 31, 2002 and 2003, respectively.

      Digital Matrix Systems, Inc. — The chief executive officer and president of Digital Matrix Systems, Inc. (“DMS”) serves as a board member of the Company. In 1999, the Company entered into a 20-year agreement with DMS whereby DMS provides certain application services to the Company.

      In November 2001, an addendum to the contract with DMS was executed, effectively terminating the original agreement. The original contract provided for the Company to receive services including the merging of three-bureau credit reports, a license to MMS system software, services surrounding credit monitoring on a monthly basis and the elimination of redundancies in credit reports. The services to be provided under the new agreement do not contemplate the use of MMS system software, the merging of three-bureau credit reports, or credit monitoring on a monthly basis. In connection with this contract termination, the Company incurred a penalty of $2,800,000, which has been recorded within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2001. This amount was paid in full in January 2002. Separately, in November 2001, the Company entered into a contract with DMS that provides for other services that assist the Company in monitoring credit on a daily and quarterly basis for $20,000 per month. In connection with these agreements, the Company paid monthly installments totaling $1,740,000, $960,000 and $960,000 for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts are included within subscription servicing in the accompanying consolidated statements of operations.

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following are the future payments required under this revised contract as of December 31, 2003:

Twelve Months Ending
December 31,	Amount

2004	$600,000
2005	600,000
2006	600,000

10.	Commitments and Contingencies

      Leases — The Company has entered into long-term operating lease agreements for office space and capital leases for certain equipment. The minimum fixed commitments related to all noncancelable leases are as follows:

Twelve Months Ending	Operating	Capital
December 31,	Leases	Leases

2004	$1,302,503	$904,153
2005	1,185,294	724,816
2006	1,164,560	291,365
2007	1,160,272	—
2008	1,053,217	—
thereafter	1,865,152	—

Total minimum lease payments	$7,730,998	1,920,334

Less: amount representing interest		(141,209)
Less: current portion		(806,983)

Present value of net minimum lease payments, with interest rates ranging from 1.56% to 18.00%		$972,142

      Rental expenses included in general and administrative expenses were $268,512, $350,070 and $623,617, for the years ended 2001, 2002 and 2003, respectively.

      During the years ended December 31, 2001, 2002 and 2003, the Company entered into certain capital leases for equipment aggregating $669,396, $812,073 and $1,278,033, respectively.

      Other — The Company is party to a software license agreement committing the Company to payments of $490,000 and $320,000 for the years ended December 31, 2004 and 2005, respectively.

11.	Stockholders’ Equity

      Preferred Stock — On August 9, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement and a Series B Preferred Stock Purchase Agreement. The Company authorized 20,000 shares of Series A preferred stock and 10,000 shares of Series B preferred stock. The Series A and Series B preferred stock, with par values of $0.01 per share, have redemption values of $1,000 per share at the option of the Company. In August 1999, the Company issued and sold 20,000 shares of Series A preferred stock and 7,500 shares of Series B preferred stock in exchange for subscription interests in CreditComm. In October 1999, the Company issued and sold 2,000 Series B preferred stock for $2,000,000. In January 2000

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and March 2000, the Company entered into Series C Preferred Stock Purchase Agreements and issued 15,000 shares and 5,000 shares of Series C preferred stock, respectively, for a total purchase price of $20,000,000. The Series C preferred stock, with a par value of $0.01 per share, has a redemption value of $1,000 per share at the option of the Company. In conjunction with a note purchase agreement executed with CD Holdings Inc. in 2001, the Company authorized 6,768 shares of Series D preferred stock with a $.01 par value and lowered the number of authorized shares of Series B preferred stock to 9,500.

      Holders of the preferred stock are entitled to receive noncumulative dividends if declared by the Board of Directors. The Series A, Series B and Series C preferred stock have a redemption price and liquidation value of $1,000 per share. The Series B, Series C and Series D preferred stock are senior to the Series A preferred stock with respect to dividends and rights on redemption and liquidation. The Series C and Series D preferred stock are senior to the Series B preferred stock. The Company amended and restated the Certificate of Incorporation in 2001. Based on this amended and restated Certificate of Incorporation, each holder of the Series A, Series B, Series C and Series D preferred stock shall be entitled to vote on all matters and shall be entitled to the number of votes that is equal to the largest number of whole shares of common stock into which such holder’s shares could be converted. The holders of shares of Series A, Series B and Series C preferred stock shall vote together as a single class on all matters submitted to the stockholders of the Company. The Series D stock has a liquidation preference of $5,910 per share (as adjusted for stock splits, stock dividends and reclassifications). Holders of Series D preferred stock are entitled to all accrued or declared but unpaid dividends in preference to all other series of preferred stock.

      The Series A preferred stock is convertible at any time at the holder’s option into 1,585,523 shares of common stock and will automatically be converted into common stock upon consummation of an initial public offering using the same conversion ratio. The Series B preferred stock is convertible at any time at the holder’s option into 1,054,374 shares of common stock and will automatically be converted into common stock upon consummation of an initial public offering using the same conversion ratio. The Series C preferred stock is convertible into 2,593,205 shares of common stock and will automatically be converted into common stock upon consummation of an initial public offering using the same conversion ratio. The Series D preferred stock is convertible into 3,755,792 shares of common stock on an approximately one-to-five and one-half ratio upon the following events: a qualified initial public offering (referred to as automatic conversion), event of default, change of control, or optional note prepayment by the Company (referred to as an optional conversion).

      If an event of noncompliance under, and as defined in, the Series C Preferred Stock Purchase Agreement has occurred and is continuing, dividends shall accrue on the Series C preferred stock from day to day and shall be payable quarterly in arrears on the liquidation preference amount of the Series C preferred stock at a rate per annum equal to 18% until the date on which no event of noncompliance exists. During 2003, the Company was not aware of any such noncompliance and no dividends were accrued.

12.	Stock Option Plan

      On August 24, 1999, the Board of Directors and stockholders approved the 1999 Stock Option Plan (the “Plan”). The purpose of the Plan is to provide directors, officers, key employees, and consultants and other service providers with additional incentives by increasing their ownership interests. Individual awards under the Plan may take the form of incentive stock options and nonqualified stock options.

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The compensation committee administers the Plan, selects the individuals who will receive awards and establishes the terms and conditions of those awards. The number of shares of common stock that may be issued under the Plan may not exceed 4,162,004 shares pursuant an amendment to the plan executed in November 2001. Shares of common stock subject to awards that have expired, terminated, or been canceled or forfeited are available for issuance or use in connection with future awards.

      The Company generally grants stock options with exercise prices at least equal to the then fair market value of the Company’s common stock. Any stock option with an exercise price less than the fair value of the stock is recorded as compensation expense over the vesting period of the option. Options granted to non-employees are recognized as compensation at the fair value of the option.

      The Plan will remain in effect until August 24, 2009, unless terminated by the Board of Directors.

      The following table summarizes the Company’s stock option activity:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	2,138,581	$9.78	2,319,489	$10.05	2,708,009	$9.65
Granted	275,247	8.98	521,638	8.11	277,467	8.11
Canceled	(94,339)	11.33	(138,118)	11.07	(187,428)	13.74
Exercised	—	—	—	—	(42,663)	.45

Outstanding, end of year	2,319,489	$10.05	2,708,009	$9.66	2,755,385	$9.44

Exercisable at end of the year at exercise prices between $0.45 and $25.23.	1,233,618	$7.09	1,655,368	$8.64	1,943,933	$9.34

      The following table summarizes information about employee stock options outstanding at December 31, 2003:

			Weighted Average
		Options	Remaining
	Options	Vested and	Contractual Life
Exercise Price	Outstanding	Exercisable	(years)

$0.45	711,703	711,703	5.67
$7.75	471,694	305,907	6.97
$8.11	726,963	112,374	8.67
$12.61	476,688	474,052	5.77
$25.23	368,337	339,897	5.97

	2,755,385	1,943,933

      Non-Employee Options and Warrants — In December 2002, the Company granted options to purchase 33,296 shares of the Company’s common stock with an exercise price of

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$8.11 per share, which the Company deemed to be in excess of the fair market value of the Company’s stock at the date of grant, to external consultants. The Company will recognize compensation expense for the fair value of these options of approximately $78,000 over the four year vesting period commencing in 2003. For the year ended December 31, 2003, the Company has recorded $29,506 of compensation expense associated with these options.

      During the year ended December 31, 2001, the Company granted a warrant to purchase 63,817 shares of the Company’s common stock with an exercise price of $0.90 per share to an individual. As this warrant vested immediately, the Company recorded compensation expense equal to the estimated fair value of the option of approximately $248,000. The warrant expires November 16, 2011.

      During the year ended December 31, 2000, the Company granted to financial institutions an option and a warrant to purchase 210,874 and 149,139 shares of common stock, respectively, with exercise prices of $12.61 per share, which the Company believed to be in excess of the fair value at the date of grant. The option vests over a four year period and the warrant vested immediately and expires on February 28, 2005. The Company recorded no expense associated with the option or warrant as their fair value was deemed insignificant.

      The fair value of the non-employee options and warrants has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2002	2003

Expected dividend yield	0%	0%	0%
Expected volatility	70%	70%	70%
Risk free interest rate	3.59%	3.54%	2.40%
Expected life of options	10 years	4 years	4 years

13.	Net Income (Loss) Per Common Share

      Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common stock. Potential common stock, computed using the treasury stock method or the if-converted method, includes options, warrants, convertible debt and preferred stock. For the year ended December 31, 2001, the effect of potential common stock has been excluded from the computation of diluted loss per share as the effect would be antidilutive. If the effect of potential common stock had been included, there would have been additional common shares outstanding of 11,732,215 for the year ended December 31, 2001. For the years ended December 31, 2002 and 2003, options to purchase 2,430,214 and 1,238,334 shares of common stock, respectively, have been excluded from the computation of diluted earnings per share as their effect would be anti-dilutive. These shares could dilute earnings per share in the future.

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of basic income per common share to diluted income per common share is as follows:

				Pro Forma

	2001	2002	2003	2003

				(Unaudited)
				(Note 3)
Net income (loss) available to common stockholders — basic	($15,139,197)	$5,346,621	$19,411,176	$19,411,176
Add: interest on convertible debt		964,000	964,000	964,000

Net income (loss) available to common stockholders — diluted	($15,139,197)	$6,310,621	$20,375,176	$20,375,176

Weighted average common shares outstanding — basic	4,921,292	4,921,292	4,954,344	13,943,239
Weighted shares related to senior secured convertible note		3,755,792	3,755,792
Weighted shares related to preferred stock		5,233,103	5,233,103
In-the-money options exercisable under stock option compensation plans		755,661	1,021,618	1,021,618

Weighted average common shares outstanding — diluted	4,921,292	14,665,848	14,964,857	14,964,857

Income per common share:
Basic	($3.08)	$1.09	$3.92	$1.39

Diluted	($3.08)	$0.43	$1.36	$1.36

14.	Employee Benefit Plan

      In February 1998, the Company adopted a 401(k) profit-sharing plan (the “401(k) Plan”) that covers substantially all full-time employees. Employees are eligible to participate upon completion of one month of service and may contribute up to 25% of their annual compensation, not to exceed the maximum contribution provided by statutory limitations. The 401(k) Plan provides for the Company matching $0.50 per dollar on the first 5% of the employee’s contribution. Eligible employees vest in employer contributions 20% per year and are fully vested in five years. Expenses under the 401(k) Plan for the years ended December 31, 2001, 2002 and 2003 were $41,947, $123,063, and $163,535, respectively.

15.	Major Clients

      As discussed in Notes 1 and 2, the Company markets its credit monitoring service to consumers through its relationships with its financial institution clients. Revenue from

INTERSECTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subscribers obtained through the Company’s largest financial institution clients, as a percentage of total revenue, is as follows:

	2001	2002	2003

American Express	41.1%	28.7%	23.0%
Capital One	—	2.9%	19.9%
Citibank	14.1%	14.3%	14.8%
Discover	37.5%	34.6%	18.4%
Equifax	—	7.0%	10.3%

      The Company believes that once a subscriber is obtained through the Company’s arrangements with its financial institution clients, the decision to continue the service is made by the subscriber. A decision to limit the Company’s access to its customers by one of the financial institution clients could have an adverse effect on the Company’s financial condition and results of operations.

16.	Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year ended December 31, 2001:
Revenue	$12,238,289	$13,731,511	$14,745,814	$15,789,007
Loss from operations	(3,470,736)	(3,355,288)	(2,624,486)	(5,582,656)
Loss before income taxes and minority interest	(3,494,180)	(3,658,157)	(2,929,550)	(5,967,235)
Net loss	(3,439,771)	(3,603,749)	(2,875,141)	(5,220,536)
Year ended December 31, 2002:
Revenue	$18,857,765	$22,909,314	$27,146,109	$29,092,140
Income from operations	222,557	1,954,837	2,741,606	1,323,196
Income (loss) before income taxes and minority interest	(42,653)	1,676,242	2,472,280	1,157,869
Net income (loss)	(12,741)	1,693,900	2,489,935	1,175,527
Year ended December 31, 2003:
Revenue	$35,242,580	$37,484,627	$38,033,080	36,546,108
Income from operations	3,603,665	4,465,165	3,291,030	4,200,788
Income before income taxes and minority interest	3,355,319	4,204,145	3,041,207	3,964,143
Net income	3,288,977	4,137,803	9,497,691	2,486,705

17.	Subsequent Events

      On April 28, 2004, the Company filed its Restated Certificate of Incorporation with the state of Delaware, which, among other things, increased the number of authorized shares of common stock to 50,000,000 shares. The Company’s Board of Directors has approved a stock split of the common stock of 554.9338 to 1, which is effective upon the consummation of the initial public offering.

INTERSECTIONS INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged to	Deductions	Balance at
	Beginning of	Costs and	From	End of
Description	Period	Expenses	Allowance	Period

Year Ended December 31, 2003
Allowance for doubtful accounts	$47,183	$—	$43,633	$3,550

Year Ended December 31, 2002
Allowance for doubtful accounts	$17,863	$31,320	$2,000	$47,183

Year Ended December 31, 2001
Allowance for doubtful accounts	$—	$17,863	$—	$17,863

________________________________________________________________________________

6,250,000 Shares

Common Stock

Deutsche Bank Securities
Lazard
Stephens Inc.

SunTrust Robinson Humphrey

Prospectus

April 29, 2004